Exhibit 99.1



Advanced Health Intelligence Ltd
ACN 602 111 115
(Formerly Advanced Human Imaging Ltd)

Annual Report
For the Year ended 30 June 2023



Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Corporate directory
30 June 2023

Directors	Nicholas Prosser (Non-executive Chair)
	Scott Montgomery (CEO and Executive Director) - appointed 1 December 2022
	Dr Katherine Iscoe (Executive Director)
	Michael Melby (Non-executive Director)
	Dato Low Koon Poh (Non-executive Director)
	Peter Goldstein (Non-executive Director)
	Jacqueline Yee (Non-executive Director) - appointed 20 December 2022
	Peter Vaughan (Non-Executive Director) - appointed 1 December 2022, resigned 16 December 2022
Company Secretary & CFO	Simon Durack JP
Registered office and Principal Place of Business	Unit 5, 71-73 South Perth Esplanade
	South Perth WA 6151
	Australia
Share register	Automic Registry Services
	Level 2, 267 St Georges Terrace
	Perth WA 6000
	Tel: +61 8 9324 2099
	Fax: +61 8 9321 2337
Auditor	PKF Brisbane Audit
	6/10 Eagle Street
	Brisbane City QLD 4000
Stock exchange listing	Advanced Health Intelligence Ltd shares are listed on the Australian Securities Exchange (ASX: AHI). The home exchange is Perth, Western Australia. The Company is also listed on the NASDAQ securities exchange in the United States of America (NASDAQ: AHI).
Website and email addresses	www.ahi.tech
	investors@ahi.tech
Corporate Governance	A summary statement reporting against the 4th Edition of the ASX Corporate Governance Recommendations which has been approved by the Board, together with current policies and charters, is available on the Company website: www.ahi.tech.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Directors' report
30 June 2023

The Directors present their report, together with the financial statements, of the consolidated entity (referred to hereafter as the 'consolidated entity') consisting of Advanced Health Intelligence Ltd (formerly known as Advanced Human Imaging Ltd and referred to hereafter as the 'Company' or 'parent entity') and the entities it controlled at the end of, or during, the year ended 30 June 2023.

Directors

The following persons were Directors of Advanced Health Intelligence Ltd during the whole of the financial year and up to the date of this report, unless otherwise stated:

Nicholas Prosser	Interim Non-Executive Chairman
Dr Katherine Iscoe	Executive Director
Scott Montgomery	Executive Director and CEO - appointed 1 December 2022
Michael Melby	Non-Executive Director
Dato Low Koon Poh	Non-Executive Director
Peter Goldstein	Non-Executive Director
Jacqueline Yee	Non-Executive Director - appointed 20 December 2022
Peter Vaughan	Non-Executive Director - appointed 1 December 2022, resigned 16 December 2022

Company Secretary & Chief Financial Officer
Simon Durack JP

Principal activities

Advanced Health Intelligence Ltd (ASX: AHI NASDAQ: AHI) is committed to becoming a global leader in digital health, harnessing its proprietary technology and innovative processes to redefine health screening. Leveraging the ubiquity and convenience of smartphones, AHI aims to deliver a comprehensive suite of assessment tools to healthcare providers, caregivers, insurers, and governments around the world.

Our mission is to improve healthcare outcomes, enhance health literacy, and support the early detection and management of various health conditions.

Since inception in 2014, AHI has been at the forefront of Health-tech innovation, starting with the world's first on-device body dimensioning capability. Our patented technology has evolved into a robust suite of solutions that symbolize the future of digitized healthcare.

AHI's key offerings include:
● Body dimension and composition assessments enabling the identification of obesity-related comorbidities such as diabetes;
● Blood biomarker prediction, inclusive of HbA1C, HDL, LDL, and 10-year mortality risk;
● Transdermal Optical Imaging, providing vital signs and cardiovascular disease risk estimates;
● On-device dermatological skin identification, capable of recognizing 588 skin conditions across 133 categories, including Melanoma; and
● Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy. At the heart of AHI is our world-class team comprising machine learning and AI experts, computer vision specialists, and medically trained data scientists. Their collective expertise ensures AHI remains at the cutting edge of health-tech innovation, tailoring our technology to meet the evolving needs of our consumers.

AHI's vision extends beyond individual health assessments. We aspire to create a transformative impact at scale, driving forward a new era in digital healthcare. Our biometrically derived triage solution, accessible via a smartphone, enables our partners to identify and manage health risks at a population scale.

In the pursuit of proactive health management, AHI stands ready to guide healthcare providers, caregivers, insurers, and governments in triaging individuals into the most suitable care pathways. Through technology, AHI is contributing to a more efficient, effective, and inclusive global healthcare system.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Directors' report
30 June 2023

AHI have meticulously developed and patented a cutting-edge mobile phone-based technology This proprietary imaging and sensor set capability is designed with a specific focus on the identification and assessment of known risk markers related to chronic diseases. Using only a smartphone, users can privately check, track, and accurately evaluate their body dimensions and potential health risks associated with chronic conditions

Our global partners, who span sectors such as mobile health ("mHealth"), Telehealth, Wellness, Life and Health Insurance, and Governments utilize our technology through our proprietary SDKs. These partners have extensive audiences, and individual users ("User(s)") can access our innovative technology components embedded within the partners' software programs and apps. The AHI biometric health assessment used to identify chronic disease risk is a vital tool in modern health management.

AHI has pioneered the development of the Biometric Health Assessment (BHA), a transformative digital tool designed to revolutionize patient care by focusing on the early identification and intervention of chronic disease risk. Grounded in decades of medical and scientific research, the BHA leverages a proprietary combination of multiple sensor sets integrated within the smartphone interface, offering a comprehensive and holistic approach to health assessment.

This innovation minimizes human error and provides accurate, low-cost, and reliable data accessible to the majority of the world's smartphone users. By capturing and analysing a wide array of biometric data, including vital signs, body fat percentages, and estimated blood lipid profiles, healthcare professionals can detect early warning signs of chronic diseases such as cardiovascular conditions, diabetes, respiratory disorders, and mental health disorders.

The importance of early identification cannot be overstated. It promotes timely interventions like lifestyle modifications, targeted treatments, and preventive measures, significantly slowing the progression of chronic diseases. This proactive approach not only enhances individual health outcomes but also results in substantial cost savings for both private and public payors of healthcare, potentially saving billions of dollars in healthcare costs.

AHI's commitment to augmenting healthcare is evident in our technology's design, which aims to work in harmony with existing care providers and systems. Our technology does not seek to replace medical practitioners but rather empowers them with accurate and comprehensive data, enabling more informed decisions and personalized care. The integration of our sensor sets within the mobile phone interface allows for seamless health assessing, screening, and monitoring, enhancing the capabilities of healthcare professionals rather than replacing them.

Recent technology advances have provided opportunities for complex mathematical problems to be solved directly on a User's smartphone, rather than limiting that computation to the Cloud. Modern devices produced by companies such as Apple, Samsung and Google now have AI-focused chipsets utilizing platforms such as CoreML and Tensorflow to process data at lightning speeds. We see the opportunity to harness these ongoing technology improvements to lower latency, increase security and privacy, improve reliability and reduce operational costs of our core services. Our overarching technology strategy has been to take advantage of this hardware-accelerated performance, specifically by utilizing on-device general purpose Graphic Processing Units ("GPU") found on today's modern devices.

In Cloud-based systems, data transfer/retention is a potential impediment. Data must be sent to, and then processed in, the Cloud, thus adding additional latency and disclosure risk to the overall process. On-device computing eliminates the necessity of a roundtrip to the Cloud and permits near zero-latency. This process greatly improves User experience and allows for near real-time interaction with the service. Running directly on-device additionally negates the side-effects of Cloud-based interference. In areas where connectivity is sub-optimal, such as rural areas, having analytic models on-device means that processing results can be generated locally, quickly and securely.

As sensitive data does not need to be sent or maintained in the Cloud, there are fewer opportunities to exploit any potential vulnerabilities, thereby providing increased security and privacy for Users. This security is critically important in a world where data sovereignty, residency, and retention are a major concern for Users and under increased protective global legislation.

By focusing on leveraging the estimated 3.7 billion devices capable of running AI inference and analysis on-device, we are able to slash the costs associated with Cloud-based analytics and inference, bandwidth and retention/storage concerns. As our user base scales, implementing machine learning on-device will mitigate the expense of expertise and time needed to implement and maintain a Cloud-based solution.

AHI believes that its technology is unique and has been independently validated for accuracy and repeatability by doctors and professors from leading universities and research organizations around the world, including Professor Timothy Ackland PhD, Professor of Applied Anatomy and Biomechanics, The University of Western Australia, Dr. Erwin Christianto MD MSc, Physician & Clinical Nutrition Specialist, Eka Hospital Pekanbaru Indonesia, and Dr. Alisa Nana PHD, Sports Science and Technology Mahidol University Thailand.

With the increased requirement of medical surveillance and remote healthcare services due to the COVID-19 pandemic, we have strategically acquired, partnered and invested into the expansion of our information capturing capabilities with the addition of vital signs data (*FaceScan*) using transdermal optical imaging ("TOI") allowing AHI to develop a *Health Risk Assessment Report* which provides an expanded risk assessment to individuals via our technology partners through the Vertica acquisition. Vertica has created some scientifically validated algorithmic assets that leverage smartphone sensor data, obtainable in conjunction with AHI's *BodyScan* and *FaceScan*, to produce a range of additional measures related to human mortality and morbidity risk. By leveraging Vertica's clinical and scientific experience, Vertica has integrated a multitude of prominent international peer-reviewed research publications towards causally understanding and modelling human lipid metabolism and metabolic syndrome progression. These measures include, digital blood lipid biomarkers (Total Cholesterol, LDL Cholesterol, HDL-C Cholesterol, and triglyceride levels), inflammation biomarker, C-reactive protein, visceral adiposity index (VAI), lipid accumulation product (LAP), cardiorespiratory fitness, fasting blood glucose, an estimated number of metabolic syndrome components present in the individual, brachial-ankle pulse wave velocity (which is a measure of cumulative damage of the circulatory system), and 10-year cardiovascular disease risk.

Review of operations

The loss for the consolidated entity after providing for income tax amounted to $12,827,177 (30 June 2022: $20,076,843).

Before non-cash and one-off expenditure, the consolidated entity's adjusted net loss for the year was $10,320,963 (2022: $7,192,840).

The non-IFRS reconciliation described in Table 1 below, is intended to supplement the consolidated entity's IFRS financial information by providing additional insight regarding results of operations of the consolidated entity. The adjusted total net loss for the year is intended to provide an enhanced understanding of the underlying operational measures used to manage the Company's business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Adjusted total net loss should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS.

	Consolidated	
Table 1:	**30 June 2023**	**30 June 2022**
	$	**$**
Loss for the year	(12,827,177)	(20,076,843)
Share-based non-cash payments adjusted for:	-	-
Directors and employees remuneration	105,000	7,452,583
Corporate advisory services	117,600	473,638
Investor relations	-	506,000
	(12,604,577)	(11,644,622)
Other significant items:		
Provision for impairment of investments in various entities (Note 9)	475,785	973,663
Fair value adjustment - Triage	1,807,829	551,089
NASDAQ and insurance related costs [1]	-	2,927,030
	2,283,614	4,451,782
Adjusted total net loss for the period before one-off and non-cash items	(10,320,963)	(7,192,840)

[1] NASDAQ and insurance related costs have been included in this table as they represent the new additional costs that were incurred in the reporting period to achieve the dual listing of the Company on the NASDAQ securities exchange. NASDAQ costs are expected to reduce significantly in future years now the company has achieved its dual listing.

Cash assets at the end of the financial period were $2,104,584 (2022: $6,011,368).

Operating activities

During the financial year the consolidated entity progressed the development and commercialisation of its technology with the following highlights:

Revenue

The consolidated entity generated operating revenue of $649,697 for the year ended 30 June 2023, compared to $197,209 for the year ended 30 June 2022, an increase of 229.4%. Revenue from software services increased 3,635.6% on the prior comparative period from $14,524 to $542,556.

Capital Raising

On 13 June 2023, AHI announced that it had agreed to issue Orca Capital GMBH, an offshore institutional investor, 20,000,000 fully paid ordinary shares, raising A$5,000,000 at $0.25 cents a share.

AHI will use the net proceeds received from this offering primarily for the Company's current products and business development and marketing, with the remainder of the proceeds to be used for general corporate purposes, including, without limitation, investing in or acquiring companies that are synergistic with or complimentary to our technologies and working capital.

The offering represents a 194% increase to the last traded price on Friday, 9 June 2023, close on ASX was $0.085, before costs.

Strategic Investments / Acquisitions

Wellteq Acquisition

On 2 September 2022, AHI entered into a definitive arrangement agreement (the "Arrangement Agreement") with Wellteq Digital Health Inc. (CSE: WTEQ) (OTCQB: WTEQF), ("Wellteq"), whereby AHI would acquire all of the outstanding shares of Wellteq in an all-share acquisition (the "Transaction"). Pursuant to the terms of the Arrangement Agreement, Wellteq shareholders will receive one (1) ordinary share of AHI (an "AHI Share") for every six (6) Wellteq common shares (a "Wellteq Share") held (or 0.1667 AHI Shares for every 1 Wellteq Share). AHI issued a total of 17,804,587 AHI shares in total consideration for 100% of Wellteq's shares.

Pursuant to the terms of the Arrangement Agreement, AHI acquired 100% of the outstanding Wellteq Shares by way of a plan of Arrangement (the "Arrangement") under the Business Corporations Act (British Columbia). On 24 November 2022, a special meeting of Wellteq shareholders voted 100% of the votes cast to approve the Arrangement. Following this over whelming vote of Wellteq shareholders, on 30 November 2022, the Supreme Court of British Columbia, Canada, approved the Transaction.

The Wellteq Arrangement was completed on 6 December 2022. On the same day, the Company issued 17,804,587 ordinary shares in favour of Wellteq shareholders, as consideration shares valued at $1,673,631.

In conjunction with loan agreement, AHI and Wellteq also entered into a loan agreement whereby AHI agreed to advance to Wellteq up to $1,200,000. As at the time of acquisition, AHI had advanced to Wellteq $1,000,000. Interest of $16,711 had accrued at the time of acquisition. The loan between AHI and Wellteq settled on business combination for $1,016,711. At acquisition, the fair value of the total consideration was $2,690,342. representing the value of the shares issued and loan settled.

Details of the contribution to the reporting entities profit and profit of Wellteq for the current period and whole of the previous income year can be found at Note 4.

Vertica Acquisition

On 5 August 2022, the Company concluded a Share Sale Agreement to acquire all the shares in South African registered Vertica Health (Pty) Ltd ("Vertica").

The consideration paid and payable by AHI for the Vertica acquisition comprised:

- 1,500,000 AHI fully paid ordinary shares issued on closing, escrowed for 24 months from issue;
- US$100,000 payable on closing;
- US$250,000 payable 1 year from closing; and
- US$250,000 payable 2 years from closing.

The projected increase in consolidated total assets due to the Vertica acquisition is equal to the value of the consideration paid / payable to acquire Vertica, comprising US$100,000 in cash on closing (offset by a corresponding reduction in AHI's existing cash to pay this amount), US$500,000 in deferred cash consideration and 1,500,000 AHI shares (subject to 24 months voluntary escrow) valued at the market price at the time of the transaction of $0.12 per share.

The total deferred consideration paid/payable discounted at present value is US$447,042.

Details of the contribution to the reporting entities profit and profit of Vertica for the current period and whole of the previous income year can be found at Note 4.

Following the acquisition of both the Wellteq and Vertica businesses, AHI has spent the last 6 months integrating its global workforce and processes to align the company with its growth strategy, and consolidating costs and suppliers to minimise waste. These efforts will continue into the 2024 financial year.

Product Development

Biometric Health Assessment

The Company has pioneered the development of the Biometric Health Assessment (BHA), a transformative digital tool designed to revolutionize patient care by focusing on the early identification and intervention of chronic disease risk. Grounded in decades of medical and scientific research, the BHA leverages a proprietary combination of multiple sensor sets integrated within the smartphone interface, offering a comprehensive and holistic approach to health assessment.

This innovation minimizes human error and provides accurate, low-cost, and reliable data accessible to the majority of the world's smartphone users. By capturing and analysing a wide array of biometric data, including vital signs, body fat percentages, and estimated blood lipid profiles, healthcare professionals can detect early warning signs of chronic diseases such as cardiovascular conditions, diabetes, respiratory disorders, and mental health disorders.

The importance of early identification cannot be overstated. It promotes timely interventions like lifestyle modifications, targeted treatments, and preventive measures, significantly slowing the progression of chronic diseases. This proactive approach not only enhances individual health outcomes but also results in substantial cost savings for both private and public payors of healthcare, potentially saving billions of dollars in healthcare costs.

AHI's commitment to augmenting healthcare is evident in our technology's design, which aims to work in harmony with existing care providers and systems. Our technology does not seek to replace medical practitioners but rather empowers them with accurate and comprehensive data, enabling more informed decisions and personalized care. The integration of our sensor sets within the mobile phone interface allows for seamless health assessing, screening, and monitoring, enhancing the capabilities of healthcare professionals rather than replacing them.

What is a Biometric Health Assessment, and how does it work?

A Biometric Health Assessment (BHA) is an innovative process developed by Advanced Health Intelligence, leveraging smartphone capabilities to evaluate an individual's health. As the methodology and data convergence developed by AHI is proprietary, AHI cannot share exact metrics used however, the broad process is as follows.

(1) Face Scan: The process begins with facial scans, aiming to determine the probability of an individual's blood pressure risk zones. Alongside this, the BHA gathers data like demographic information, family history of diseases, daily activity intensity, chronic medication usage, and smoking status.
(2) Using a Photoplethysmogram or PPG, Resting Heart Rate Measurement: In this stage, the user's resting heart rate is captured while in a supine position, helping in evaluating the baseline heart health.
(3) Using BodyScan: Body Composition Analysis: The smartphone conducts a body scan during this phase, measuring aspects like body fat percentage, waist and hip circumference. These measurements give an understanding of the individual's body composition.
(4) Cardiovascular Fitness Evaluation: This step involves a three-minute step test, followed by a heart rate measurement using the smartphone. It helps in assessing cardiovascular fitness levels.
(5) Comprehensive Analysis and Assessment: After the data collection, a complete evaluation is performed, offering estimates on various health metrics such as cholesterol levels, HbA1c, CRP, fitness-based risks, and more. This information is backed by peer-reviewed scientific publications and real-world testing, making it highly credible

The BHA is a multi-step process that employs facial scanning, heart rate measurements, body composition analysis, and cardiovascular fitness tests. It offers an in-depth and scientifically grounded view of an individual's health status through complex algorithms supported by extensive testing and research. It's an exciting integration of technology with healthcare, offering accessible and personalised insights right from a smartphone.

DermaScan

AHI has also further expanded into a dermatological AI platform which provides information to identify and assess 588 known skin conditions across 133 categories (*DermaScan*). *DermaScan* is a software application using artificial intelligence to perform patient-specific analyses of skin conditions. *DermaScan* is intended to be used as a second opinion tool for healthcare professionals to support the diagnosis of skin conditions but does not provide a definitive diagnosis. A definitive diagnosis should only be performed in a healthcare professional's environment with the patient present. User error can potentially lead to limitations of the product, as *DermaScan* requires good quality images of the skin condition the user is analysing, as well as a series of questions to be answered specific to the User and the skin condition in question. It is important the User provides images of good quality and accurately provides information as prompted to do so. Accuracy of services will vary depending on the quality of image presented as well as the quality of this information provided.

FDA Submissions Underway

AHI has made an initial submission to the FDA by section 513(g), The purpose of a Section 513(g) submission is to obtain clarification on the regulatory pathway for a medical device. This will provide AHI with the appropriate guidance from the FDA before submitting a formal application. The FDA is currently reviewing the request and AHI is awaiting written feedback.

The current submission is seeking categorisation of the AHI BodyScan to be specifically used in the identification and tracking of obesity. AHI's long-term strategy is to seek FDA approval for the BHA under a 510K software as a medical device category. The Stellenbosch study will provide valuable data that will form part of these submissions.

NASDAQ cures listing price deficiency, now in compliance

On 26 June 2023 AHI informed shareholders that the Company had received a determination letter from Nasdaq stating that the Company has not regained compliance with the Nasdaq Rules.

The Company took the necessary steps to immediately effect a ratio change of the ADSs to its non-traded ordinary shares from the current ratio of one (1) ADS representing seven (7) ordinary shares to a new ratio which will have the same effect as a reverse split of the existing ADSs.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Directors' report
30 June 2023

On 30 June 2023, AHI announced that its planned ratio change of the Company's American Depositary Shares (ADSs) to its non-traded ordinary shares from the previous ratio of one (1) ADS representing seven (7) ordinary shares to the new ratio of one (1) ADS representing twenty-eight (28) ordinary shares shall become effective on 30 June 2023. The ratio change has the same effect as a reverse split of the existing ADSs of 1 new ADS for every 4 old ADSs. The effective date for the ratio change is 29 June 2023, and the Company's ADSs continued to trade on the Nasdaq Capital Market ("Nasdaq") under the symbol "AHI" with a new CUSIP Number 00777C 203.

On 14 July 2023, the Company advised the market that as the Company's ratio change has taken effect, the ADSs have traded well above the USD $1.00 for more than ten consecutive business days, Nasdaq staff wrote to the Company advising that its non-compliance had now been cured and the Company was now in full compliance with the Nasdaq listing rules.

Company Overview

AHI, with the Board's support, continued to grow its partner base and expand its IP footprint and technology offering throughout 2022/23, along with acquisitions and team expansion. AHI completed two acquisitions in H1 FY23, seeing the company address a far broader global need using its cornerstone IP as the foundation to drive risk identification and better health outcomes at population scale around the world. With the platform expansion, AHI received shareholder approval that saw the company change its name from Advanced Human Imaging Ltd to Advanced Health Intelligence Ltd. The change in name was sought to provide a more appropriate description of the company's technology.

AHI has a deep understanding of the complexities of health and care systems, and the global appetite for convergence and interoperability of systems and the data they need to share, which is not only required by but needed to reduce cost, scale care, and remotely deliver for the overloaded health and care providers around the world.

AHI is dedicated to using on-device data assessment capabilities to drive better patient outcomes. The integrated platform combines disparate data sources including user derived data, with its unique technology to provide a complete view of an individual's health.

AHI delivers its technology through proprietary artificial intelligence on-device, image processing, cloud, and machine learning. AHI is able to extract valuable insights from the capture sequence and data on an individualised basis, enabling insurers, health, and care providers to make more informed decisions when providing care. AHI's commitment to collaboration and partnership with governments, insurers and healthcare providers will enable them to be at the forefront of the rapidly evolving field of Digital Health convergence.

AHI expanded leadership team

With the expansion of the team through the Wellteq and Vertica acquisitions, AHI has expanded internal expertise across technology, science, medical and design. The expanded team, now broken into team objectives, sees the following industry leaders drive the success of the business units and AHI's unwavering commitment to its shareholders. These positions are in addition to Founder and Head of Strategy, Mr Vlado Bosanac and Company Secretary & CFO Mr Simon Durack.

Ms Jacqueline Yee. Ms Yee is the former Wellteq Chair of the Finance and Audit committee and joins AHI's Board of Directors as an independent non-executive Director. Ms Yee has an impressive background having spent over 30 years as an institutional finance professional out of New York, London, Amsterdam, Australia and currently resides in Singapore. Throughout her career to date, Ms Yee has been involved in over $25 billion in transaction value with a notable volume of work in the healthcare sector, including restructuring of 27 national hospitals and the drafting of Healthcare Investment Valuation Policy in New Zealand.

CEO, Mr Scott Montgomery. Mr. Montgomery brings two decades of health and care experience to the consolidated entity. Mr. Montgomery has navigated the world of publicly listed companies in Canada. He has over 20 years of experience in enterprise healthcare around the world, with 15 of those as a founder or director of public and private companies. Mr. Montgomery successfully exited two previous Health companies he has co-built and is a welcome addition to the AHI team.

Mr Dylan Garnett. Mr Garnett is AHI's newly appointed Chief Innovation Officer and brings 25 years of corporate experience in health, technology, and insurance. As the former COO of Zurich Insurance (SA), former CEO of Metropolitan Health Group (SA)., and Co-Founder of Vertica Health. Mr. Garnett is well versed in technology and the problems the health, insurance and care sector need solved. Mr. Garnett brings skills across, corporate, business, execution, and delivery on a global scale to AHI.

Mr Riaan Conradie. Mr Conradie is AHI's newly appointed Chief Science officer and was a founder of LifeQ, Vertica Health and HealthQ. Mr. Conradie combines various fields, including biology, electronics, mechanics, mathematics, physics, and computer science, to provide out-of-the-box solutions for cutting-edge technologies in global care, wellness, weight loss and fitness. Mr. Conradie's pragmatic approach to rapid testing and development cycles to evaluate and industrialise technology will be a welcome skill to the team as we execute and deliver market-ready digital care under the newly expanded AHI.

Dr Manie de Klerk. Dr de Klerk is the newly appointed Clinical Director at AHI. Mr de Klerk brings decades of experience in medicine, healthcare, and technology. He is well versed in technology, life sciences and global processes required when organisations such as AHI seek medical approvals throughout the globe such as FDA, TGA or CE. Furthermore, Mr de Klerk's clinical trialling expertise will see AHI expand its offering to multiple new business opportunities.

Information on Directors

Mr Nicholas Prosser

Non-Executive Director and Interim Non-Executive Chair

Mr Prosser combines over 14 years of experience in the ICT sector and over 10 years as a founder, entrepreneur and private investor. Mr Prosser has been a director of the Company since April 2018. He has also served on the board of directors of Vudoo Pty Ltd, a video technology and SaaS platform, since January 2017. Since January 2008, he has served as the founder and member of the board of directors of Vega Blue Partnership. Mr Prosser founded ThinkCaddie in January 2017 until the Company's sale to a third-party in November 2019. From January 2007 until May 2016, he was involved in Canberra Data Center. Additionally, he has served as the executive director of CPDone Pty Ltd, a financial profession compliance company, since February 2016 and as a director of Vega Blue Partnership since January 2008. Mr Prosser has a Diploma in Security Risk Management from The Canberra Institute of Technology and is a member of the Australian Institute of Company Directors.

Mr Prosser has served as a Director of ASX listed Complii Fintech Solutions Ltd since July 2021.

Dr Katherine Iscoe

Executive Director

Dr. Iscoe co-founded the Company, along with Mr Vlado Bosanac in 2014 and served as its CEO from April 2015 until October 2016, and again between February 2022 and December 2022. She is an expert and thought leader on Type 1 Diabetes and glucose optimization through continuous glucose monitoring systems ("CGMS"). Her work in Type 1 Diabetes spanned several years and includes publications in multiple international peer-reviewed journals. Her biomedical research has provided critical insight on the differences between interstitial glucose and blood glucose levels, which result in a measurement reading when using CGMS.

Dr. Iscoe has not served as a Director of any other listed companies in the 3 years immediately before the end of the financial year.

Mr Scott Montgomery

Executive Director and CEO - Appointed 1 December 2022

Mr Montgomery co-founded the Wellteq group of companies in October 2013 and has served as CEO, President, and Director since incorporation. Mr Montgomery's background is well positioned in the healthcare sector with over 20 years of industry experience around the world, both as a founder and director of public and private companies.

Mr. Montgomery has not served as a Director of any other listed companies in Australia in the 3 years immediately before the end of the 2023 financial year.

Mr Michael Melby

Non-Executive Director

Mr Melby is co-founder and co-chief Executive Officer of FitLab, an integrated media and technology holding company focused on fitness and sport lifestyle. He is also co-founder of Mayweather Boxing + Fitness. Previously, Mr Melby was Vice President at New Evolution Ventures, where he invested in and operated health clubs worldwide and served as an executive at UFC Gym. Prior to that, he was co-founder of two technology start-ups (both of which exited to publicly traded companies), a private equity investor with ClearLight Partners and an investment banker with FBR Capital Markets. Mr Melby received his undergraduate degree from UC Berkeley and MBA from The Wharton School at the University of Pennsylvania.

Mr. Melby has not served as a Director of any other listed companies in Australia in the 3 years immediately before the end of the financial year.

Mr Dato Low Koon Poh - FCCA

Non-Executive Director

Mr Low has 24 years of combined experience in accounting, auditing and consultancy, with experience in corporate finance, auditing, and accounting in various industries such as construction, plantation, hotels, property, manufacturing and marketing.

Mr Low has served as a Director of AHI since July 2020. Mr Low started his accounting services practice KL Management Services, based in Petaling Java, in 2006. Mr Low has also served as the President of IPO Partners Limited, a corporate advisory firm since April 2015, and a Director of Round Table Partners Berhad since 2019. Since June 2019, Mr Low has served the Executive Chairman and Chief Executive Officer of Medi Lifestyle Limited, a Healthcare and Wellness company listed on the Singapore Exchange. Prior to his position at KL Management Service, Mr Low worked as an auditor for an international audit firm, an accountant for a Japanese MNC, plus a couple of years as Financial Controller for two public listed companies in Malaysia.

Mr Low is a Fellow member of the Association of Chartered Certified Accountants (ACCA) and a Practicing Chartered Accountant under the Malaysian Institute of Accountants (MIA).

Mr Low is currently a Director of Singaporean listed company, Medi Lifestyle Limited (appointed 1 June 2019) and a Director of ASX listed Catalano Seafood Ltd.

Mr Peter Goldstein

Non-Executive Director

Mr Goldstein has over 30 years of diverse and global entrepreneurial, client advisory and capital market experience. With a background in international business, he has worked across a range of markets and industries, holding positions including investment banker, chairman, chief executive officer, director and advisor to public, private, and emerging growth companies. Mr Goldstein has achieved capital market objectives by drawing on his strengths in merges and acquisitions, strategic planning and transaction structuring, as well as his own entrepreneurial success. He has steered and completed IPOs, up-listing and reverse merger transactions, secured private placements and designed crowdfunding campaigns.

Mr Goldstein founded Exchange Listing, LLC and is also a Founder and CEO of Grandview Capital Partners, Inc.

Mr Goldstein has not served as a Director of any other listed companies in the 3 years immediately before the end of the financial year.

Ms Jacqueline Yee

Non-Executive Director - appointed 20 December 2022

Former Wellteq Digital Health Inc. ('Wellteq') Chair of the Finance and Audit committee, Ms Jacqueline Yee joins AHI's Board of Directors as a non-executive independent Director. Ms Yee has an impressive background having spent over 30 years as an institutional finance professional out of New York, London, Amsterdam, Australia and currently resides in Singapore. Throughout her career to date, Ms Yee has been involved in over $25 billion in transaction value with a notable volume of work in the healthcare sector, including restructuring of 27 national hospitals and the drafting of Healthcare Investment Valuation Policy in New Zealand.

Ms Yee serves as a Director of London Stock Exchange listed Mustang Energy Plc.

Dr Peter Vaughan

Non-Executive Director - appointed 1 December 2022, resigned 16 December 2022

Dr Peter Vaughan is the former Chairman of Wellteq Digital Health Inc. and has an extensive history in healthcare, corporate and politics recognized by his appointment to the Order of Canada "for his contributions to Canada's health care system, and for his pioneering leadership in the establishment and advancement of digital health" Prior to this he has also held positions as the former Deputy Minister of Health and Wellness, Province of Nova Scotia, an emergency, and family physician and RCAF Flight Surgeon, he also serves as Board Chair of Canada Health Infoway and Chair of the Finance and Audit Committee, Treasurer and Board member of the SCAN-H at the University of Windsor Odette School of Business.

Shares under option
Unissued ordinary shares of Advanced Health Intelligence Ltd under option at the date of this report are as follows:

Grant Date	Number of options granted	Exercise price ($)	Vesting date	Expiry date
01 Feb 2019	200,000	$0.65	31 Dec 2020	31 Dec 2023
19 Oct 2020	4,246,958	$1.60	19 Oct 2020	19 Oct 2023
7 Feb 2022	140,000	$1.10	7 Feb 2022	18 Jan 2025
7 Feb 2022	700,000	$1.50	7 Feb 2022	7 Feb 2025
13 Jun 2023	2,500,000	$0.35	13 Jun 2023	13 Jun 2025
	7,786,958			

Under the terms of the Options, holders of options are not entitled to any voting rights nor may they participate in any share issue of the Company until they have exercised their options.

Shares issued on the exercise of options
There were no ordinary shares of Advanced Health Intelligence Ltd issued on the exercise of options during the year ended 30 June 2023 and up to the date of this report.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Directors' report
30 June 2023

Shares under performance rights

Unissued ordinary shares of Advanced Health Intelligence Ltd under performance rights at the date of this report are as follows:

Grant Date	No of Rights	Expiry Date	Vesting
6 Nov 2020	50,000	6 Nov 2026	50,000 performance rights have vested but not yet exercised

Shares issued on the exercise of performance rights

The following ordinary shares of Advanced Health Intelligence Ltd were issued during the year ended 30 June 2023 and up to the date of this report on the exercise of performance rights granted:

Date performance rights granted	Exercise price	Number of shares issued
11 Dec 2020	$0.000	10,000,000
28 Jun 2023	$0.210	500,000
		10,500,000

On 19 Dec 2022, 10,000,000 vested performance rights were exercised and converted into ordinary shares. The shares that were issued on the conversion of the Performance Rights were issued to Mr Vlado Bosanac's nominee, Paul Di Giuseppe ATF the VB Trust. Mr Bosanac is the former CEO and Executive Chair of the Company and is its current Head of Strategy and Revenue.

On 28 June 2023, 500,000 non vesting performance rights were issued to employee Ryan Snowden. The performance rights were exercised on 30 June 2023.

Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

Matters subsequent to the end of the financial year
AHI Signs Exclusive License with Changlin Network Technology Ltd

On August 4, 2023, Advanced Health Intelligence informed shareholders that the Company has executed a binding exclusive, perpetual license with Shanghai-based Changlin Network Technology Ltd ("Changlin").

Shanghai-based Changlin Network Technology and Advanced Health Intelligence have worked together over the past 90 days, collaborating on the terms and commercial aspects of the exclusive license for The Peoples Republic of China. Today, we are pleased to inform shareholders of the conclusion and signing of the license between the groups.

Changlin was initially founded in 2019 by Cecilia Qiao and Russell Bateman, collectively bringing over 50 years' experience in the health insurance sector spanning the globe and particularly mainland China. Using the "China 2030 health initiative" as its cornerstone, Changlin was established as a specific vehicle to implement transformational technologies. Now, Changlin will direct its resources to commercialise and bring AHI's innovative, scalable digital healthcare solutions to the People's Republic of China at scale. This creates the foundation of rapid growth and reflects its mission to transform the country's healthcare landscape through the power of advanced digital technology.

Changlin identified AHI's innovative technology in 2019 when attending a demonstration by AHI with China's 3rd largest Insurance company, China Pacific Insurance Company, CPIC. Changlin's strategy is to leverage AHI's technology through the support and initiatives the Chinese Government is encouraging with a need to improve the population's health and healthcare accessibility. The Chinese government has initiated a comprehensive policy to actively encourage and foster innovation in the healthcare sector, with an emphasis on inviting local Chinese companies to scout, partner with, and bring cutting-edge technologies from around the globe. This strategic move aligns with the government's vision to advance healthcare services and improve patient care in China. It underscores China's commitment to modernise its healthcare system and infrastructure, accelerate digital health transformation, and, in doing so, meet the evolving health needs of its population. China is paving the way for a healthier and technologically advanced future by inviting global health innovation.

The intention is to provide individuals with AHI's Biometric Health Assessment via the Changlin platform or application, identifying commonly known chronic disease indicators to triage the individual into the appropriate care pathways.

The broad commercial terms of the license with Changlin Network Technology Ltd are:

(1) Changlin is to pay AHI USD$10 million within 90 days from the execution date of the agreements for the exclusive and perpetual right to AHI's technology ("**Upfront License Fee**"). Changlin is in the process of obtaining finance to pay the Upfront License Fee, following which approval from the State Administration of Foreign Exchange of China ("**SAFE**") will be sought.
(2) Following the receipt of SAFE approval, the Upfront License Fee will be paid, and AHI will grant Changlin the license.
(3) This period may be extended by mutual agreement.
(4) Changlin will pay AHI an annual license fee of USD$5m in addition to any revenue share.
(5) AHI will receive a 25% revenue share of Changlin's gross sales. This revenue share will be paid quarterly in arrears.
(6) The agreement contains standard termination clauses as is customary in such arrangements.
(7) Changlin will localise the intellectual property (IP) and, if necessary, develop its own IP related to the licensed technology.
(8) Changlin may only commercialise the technology within the People's Republic of China
(9) Should Changlin create IP that AHI wishes to offer outside of China, AHI retains the unrestricted right to do so in all other jurisdictions globally.
(10) Changlin has been granted a 120-day standstill period during which AHI will not offer, sell, or enter negotiations with other parties within China.
(11) AHI will initially hold shares in Changlin of 50%.
(12) Changlin is targeting an initial public offering in 2024 (IPO); in such an event, AHI will maintain up to 25%, but not less than 20%, of its common shareholding in Changlin at the IPO.

AHI Signs Collaboration Agreement with IntelliGen FZ-LLC

On August 14, 2023, Advanced Health Intelligence informed shareholders that the Company has entered into a Collaboration Agreement with UAE-Based IntelliGen FZ-LLC ("Intelligen") to deploy the AHI technology throughout the Middle East. The Collaboration Agreement between AHI and IntelliGen represents the successful conclusion of an extensive evaluation process by IntelliGen, which encompassed technology functionality, usability, and health evaluation.

The collaboration between AHI and IntelliGen represents an initiative to address the pressing healthcare challenges in the Middle East, particularly in Saudi Arabia. This partnership combines AHI's advanced technology with IntelliGen's deep understanding of in-country needs and its founders' extensive experience in healthcare provision and government collaboration.

The parties are targeting Q1 2024 as the initial launch of the combined solution, and until such time AHI does not expect this collaboration to generate any revenue.

The broad commercial terms of the license with Intelligen are:

(1)   The agreement was made between IntelliGen Solutions FZ-LLC, a company incorporated under the laws of the Dubai Development Authority, and Advanced Health Intelligence Ltd (AHI);

(2)   The initial term of the agreement will be for 12 months from the effective date and will automatically extend annually unless terminated by either party with 30 days' notice prior to the end of the initial term;

(3)   The partnership aims to establish AHI's presence within both governmental and private entities across the Middle East, mainly focusing on Saudi Arabia. The goal is to commercialise AHI's technology through IntelliGen Solutions;

(4)   AHI UAE will form a Special Purpose Vehicle (SPV) to pursue commercial opportunities introduced by IntelliGen Solutions;

(5)   IntelliGen will receive a revenue share from all opportunities introduced by IntelliGen;

(6)   Revenue share will be calculated as 50% of revenue above AHI base commercial offering; and

(7)   The Agreement can be terminated by mutual agreement upon 90 Days written notice or with cause.

IntelliGen has the potential to earn between 250,000 and up to 2,000,000 fully paid ordinary shares in AHI. This share allocation is intricately linked to the successful generation of license fees through collaboration or direct investment in AHI. The issuance of these shares is contingent upon IntelliGen meeting specific criteria related to generating license fees or investment, as outlined in the table below. Upon the successful fulfilment of these criteria, AHI will seek shareholder approval for the issuance of the shares.

Aggregate License Fee/Investment ($)	AHI Shares issued to IntelliGen
US$2m	250,000
US$5m	500,000
US$10m	1,000,000
US$20m	2,000,000

AHI successfully registers R&D Overseas Advance Ruling

On August 17, 2023 - Advanced Health Intelligence Ltd announced a significant milestone in its ongoing commitment to innovation and research. AHI's submission to the Australian Government was successful in obtaining eligibility for 43.5% reimbursement of approved expenditures incurred abroad for overseas Research & Development (R&D) of intellectual property (IP) under the Australian Government Research and Development Tax Incentive Scheme.

Following a thorough review and assessment by the relevant governmental bodies, AHI's R&D projects for further enhancement of its IP pertaining to its biometric health assessment, clinical trial validations and on-device algorithms was approved. As a result, the Company is now eligible to claim 43.5% of the costs incurred for these approved Overseas Research and Development activities.

After closing the acquisitions in 2022 of Vertica Health and Wellteq Digital Health Inc., the Company expanded its global development team across the US, Singapore, South Africa, and Netherlands. The economic value returned to the Company through the R&D reimbursement scheme is significant, and AHI will now be able to cast a far broader net to attract additional skills required to extend its leadership in its field of smartphone-derived biometric health technology.

This success underscores AHI's dedication to pioneering research and aligns with the Australian Government's robust support for advancing global research initiatives and Australian-owned IP development. It reflects both the stringent eligibility criteria and the broader goals of the R&D reimbursement program, designed to foster innovation and growth within the industry.

The reimbursement will significantly contribute to AHI's ongoing R&D projects, enabling the Company to invest in cutting-edge technologies and methodologies that will drive future success and what we believe to be game-changing for global health.

No other matter or circumstance has arisen since 30 June 2023 that has significantly affected, or may significantly affect the consolidated entity's operations, the results of those operations, or the consolidated entity's state of affairs in future financial years.

AHI Secures $1.5 million Convertible Loan Facility

On 13 September 2023, the Company announced that it had secured a $1.5 million Convertible Loan Facility, with the capacity to increase this amount to $5 million under the facility.

The term of the Convertible Loan facility is 24 months, with interest accruing on the facility at 10% per annum (calculated daily) and is compounded quarterly in arrears. The investors may elect to redeem the outstanding principal amount and interest on the loans in cash on the maturity date.

Subject to receipt of prior Company shareholder approval, loans and interest may be converted into fully paid ordinary shares in the Company, at the investor's election, at a conversion price equal to A$0.30 per share.

Each investor may only request to convert the loans into Shares any time after the earlier of the first 6 months of advance of the loans to the Company and the date that the AHI share price on the ASX trades at or above a floor price of A$0.35, by sending to the Company a written conversion request. On receipt of a conversion request, the Company must seek shareholder approval to convert the loans into Shares within two months.

At any time prior to the Maturity Date, the Company may notify the investors that it intends to raise capital to repay the outstanding amount under the facility in cash. In this circumstance, AHI will pay a 10% break fee on the outstanding loan funds and interest.

The Company is currently considering other financing opportunities and will keep shareholders informed as this round of fund-raising progresses.

Likely developments and expected results of operations
Information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation
The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

Indemnity and insurance of officers
The Company has indemnified the Directors and executives of the Company for costs incurred, in their capacity as a Director or executive, for which they may be held personally liable, except where there is a lack of good faith.

During the financial year, the Company paid a premium in respect of a contract to insure the Directors and executives of the Company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

Auditor
PKF Brisbane Audit continues in office in accordance with section 327 of the Corporations Act 2001.

Officers of the Company who are former partners of PKF Brisbane Audit
There are no officers of the Company who are former partners of PKF Brisbane Audit.

Indemnity and insurance of auditor
The Company has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

Meetings of Directors

The number of meetings of the Company's Board of Directors ('the Board') and of each Board committee held during the year ended 30 June 2023, and the number of meetings attended by each Director were:

	Full Board		Audit and Risk Committee		Nomination and Remuneration Committee	
	Attended	Held	Attended	Held	Attended	Held
Nicholas Prosser	20	20	4	4	1	1
Dr Katherine Iscoe	20	20	-	-	-	-
Scott Montgomery [1]	12	12	-	-	-	-
Michael Melby	20	20	-	-	1	1
Dato Low Koon Poh	20	20	4	4	-	-
Peter Goldstein	19	20	4	4	-	-
Jacqueline Yee [2]	11	11	2	2	1	1
Peter Vaughan [3]	2	2	-	-	-	-

[1] Appointed 1 December 2022.

[2] Appointed 20 December 2022.

[3] Appointed 1 December 2022, resigned 16 December 2022.

Held: represents the number of meetings held during the time the Director held office or was a member of the relevant committee.

Non-audit services

Details of the amounts paid or payable to the auditor for non-audit services provided during the financial year by the auditor are outlined in note 39 to the financial statements.

The Directors are satisfied that the provision of non-audit services during the financial year, by the auditor (or by another person or firm on the auditor's behalf), is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The Directors are of the opinion that the services as disclosed in note 39 to the financial statements do not compromise the external auditor's independence requirements of the Corporations Act 2001 for the following reasons:
● all non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor; and
● none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risks and rewards.

Remuneration report (audited)

The remuneration report details the key management personnel remuneration arrangements for the consolidated entity, in accordance with the requirements of the Corporations Act 2001 and its Regulations.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including all Directors.

The remuneration report is set out under the following main headings:
● Principles used to determine the nature and amount of remuneration
● Details of remuneration
● Share-based compensation
● Additional disclosures relating to key management personnel

Principles used to determine the nature and amount of remuneration

The objective of the consolidated entity's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with the achievement of strategic objectives and the creation of value for shareholders, and it is considered to conform to the market best practice for the delivery of reward. The Board of Directors ('the Board') ensures that executive reward satisfies the following key criteria for good reward governance practices:
● competitiveness and reasonableness
● acceptability to shareholders
● performance linkage / alignment of executive compensation
● transparency

The Nomination and Remuneration Committee is responsible for determining and reviewing remuneration arrangements for its Directors and executives. The performance of the consolidated entity depends on the quality of its Directors and executives. The remuneration philosophy is to attract, motivate and retain high performance and high quality personnel.

In consultation with external remuneration consultants (refer to the section 'Use of remuneration consultants' below), the Nomination and Remuneration Committee has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the consolidated entity.

The reward framework is designed to align executive reward to shareholders' interests. The Board have considered that it should seek to enhance shareholders' interests by:
● having economic profit as a core component of plan design
● focusing on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant or increasing return on assets as well as focusing the executive on key non-financial drivers of value
● attracting and retaining high calibre executives

Additionally, the reward framework should seek to enhance executives' interests by:
● rewarding capability and experience
● reflecting competitive reward for contribution to growth in shareholder wealth
● providing a clear structure for earning rewards

In accordance with best practice corporate governance, the structure of non-executive Director and executive Director remuneration is separate.

Non-executive Directors remuneration

Non-Executive Directors conduct their duties under the following terms:

(1) A Non-Executive Director may resign from his/her position and thus terminate their contract on written notice to the Company; and

(2) A Non-Executive Director may, following resolution of the Company's shareholders, be removed before the expiration of their period of office (if applicable). Payment is made in lieu of any notice period if termination is initiated by the consolidated entity, except where termination is initiated for serious misconduct.

Fees and payments to non-executive Directors reflect the demands and responsibilities of their role. Non-executive Directors' fees and payments are reviewed annually by the Nomination and Remuneration Committee. The Nomination and Remuneration Committee may, from time to time, receive advice from independent remuneration consultants to ensure non-executive Directors' fees and payments are appropriate and in line with the market. The chairman's fees are determined independently to the fees of other non-executive Directors based on comparative roles in the external market. The chairman is not present at any discussions relating to the determination of his own remuneration.

To align Directors' interests with shareholders' interests, remuneration may be provided to Non-Executive Directors in the form of equity based long term incentives.

(1) Fees payable to Non-Executive Directors are set within the aggregate amount approved by shareholders at the Company's Annual General Meeting;
(2) Non-Executive Directors' fees are payable in the form of cash and superannuation benefits;
(3) Non-Executive superannuation benefits are limited to statutory superannuation entitlements; and
(4) Participation in equity based remuneration schemes by Non-Executive Directors is subject to consideration and approval by the Company's shareholders.

In consideration of the services provided by Messrs Michael Melby, Nicholas Prosser and Dato Low Koon Poh as Non-Executive Directors, the Company will pay each of them $36,000 per annum. In addition, Messrs Melby and Prosser, subject to annual approval of shareholders, will receive 1,000,000 fully paid ordinary shares for each 12-month period that they remain engaged with the Company.

Messrs Melby, Prosser and Low are also entitled to fees for other amounts as the Board determines where they perform special duties or otherwise perform extra services or make special exertions on behalf of the Company.

During the financial year ended 30 June 2023, the Company incurred no such additional costs (2022 - Nil).

Non-executive directors are eligible to participate in the Company's incentive plans.

Executive Director and Other Key Management Personnel Remuneration
The consolidated entity aims to reward executives based on their position and responsibility, with a level and mix of remuneration which has both fixed and variable components.

The executive remuneration and reward framework has four components:
● base pay and non-monetary benefits
● short-term performance incentives
● share-based payments
● other remuneration such as superannuation and long service leave

The combination of these comprises the executive's total remuneration.

Fixed remuneration, consisting of base salary, superannuation and non-monetary benefits, are reviewed annually by the Nomination and Remuneration Committee based on individual and business unit performance, the overall performance of the consolidated entity and comparable market remunerations.

Executives may receive their fixed remuneration in the form of cash or other fringe benefits (for example motor vehicle benefits) where it does not create any additional costs to the consolidated entity and provides additional value to the executive.

The short-term incentives ('STI') program is designed to align the targets of the business units with the performance hurdles of executives. STI payments are granted to executives based on specific annual targets and key performance indicators ('KPI's') being achieved.

The long-term incentives ('LTI') include long service leave and share-based payments. Shares are awarded to executives over a period of three years based on long-term incentive measures. These include increase in shareholders' value relative to the entire market and the increase compared to the consolidated entity's direct competitors.

Executives are offered a competitive level of base salary at market rates (based on comparable ASX listed companies) and are reviewed regularly to ensure market competitiveness.

To date the consolidated entity has not engaged external remuneration consultants to advise the Board on remuneration matters.

Consolidated entity performance and link to remuneration
Remuneration for certain individuals is directly linked to the performance of the consolidated entity. A portion of cash bonus and incentive payments are dependent on defined earnings per share targets being met. The remaining portion of the cash bonus and incentive payments are at the discretion of the Nomination and Remuneration Committee. Refer to the section '' below for details of the earnings and total shareholders return for the last five years.

	2023	**2022**	**2021**	**2020**	**2019**
Loss for the period attributable to shareholders	$12,827,177	$20,076,843	$14,060,992	$5,396,512	$4,357,162
Closing share price on 30 June	$0.21	$0.12	$1.32	$0.17	$0.17

Voting and comments made at the Company's 2022 Annual General Meeting ('AGM')
At the 29 November 2022 AGM, 83.53% of the votes received supported the adoption of the remuneration report for the year ended 2022. The Company did not receive any specific feedback at the AGM regarding its remuneration practices.

Details of remuneration

Amounts of remuneration
Details of the remuneration of key management personnel of the consolidated entity are set out in the following tables.

The key management personnel of the consolidated entity consisted of the following Directors of Advanced Health Intelligence Ltd:
● Mr Nick Prosser
● Dr Katherine Iscoe
● Mr Scott Montgomery - appointed 1 December 2022
● Mr Michael Melby
● Mr Dato Low Koon Poh
● Mr Peter Goldstein
● Ms Jacqueline Yee - Appointed 20 December 2022
● Mr Peter Vaughan - Appointed 1 December 2022, resigned 16 December 2022

And the following person:
● Mr Simon Durack - Company Secretary and Chief Financial Officer

30 June 2023	Short-term benefits			Post-employment benefits	Long-term benefits	Share-based payments	
	Cash salary and fees $	Cash bonus $	Non-monetary $	Super-annuation $	Long service leave $	Equity-settled $	Total $
Non-Executive Directors:							
Mr Nick Prosser	37,385	-	-	3,925	-	-	41,310
Mr Michael Melby	36,000	-	-	-	-	-	36,000
Mr Dato Low Koon Poh	36,000	-	-	-	-	-	36,000
Mr Peter Goldstein	53,434	-	-	-	-	-	53,434
Ms Jacqueline Yee	18,000	-	-	-	-	-	18,000
Executive Directors:							
Mr Scott Montgomery	212,916	-	-	-	-	-	212,916
Dr Katherine Iscoe	257,226	-	-	27,009	-	-	284,235
Other Key Management Personnel:							
Mr Simon Durack	277,313	-	-	-	-	-	277,313
	928,274	-	-	30,934	-	-	959,208

30 June 2022	Short-term benefits			Post-employment benefits	Long-term benefits	Share-based payments	
	Cash salary and fees $	Cash bonus $	Non-monetary $	Super-annuation $	Long service leave $	Equity-settled $	Total $
Non-Executive Directors:							
Mr Nick Prosser[1]	36,000	-	-	3,475	-	460,000	499,475
Mr Michael Melby[1]	36,000	-	-	-	-	460,000	496,000
Mr Dato Low Koon Poh	36,000	-	-	-	-	-	36,000
Mr Edward Greissing Jr[2]	56,576	-	-	-	-	112,188	168,764
Executive Directors:							
Mr Vlado Bosanac[3]	233,333	-	-	23,333	-	6,389,715	6,646,381
Dr Katherine Iscoe[4]	65,423	-	-	6,542	-	-	71,965
Other Key Management Personnel:							
Mr Steven Richards[5]	165,618	-	-	15,000	-	-	180,618
Mr Simon Durack[5]	66,375	-	-	-	-	-	66,375
	695,325	-	-	48,350	-	7,421,903	8,165,578

[1] A total of 1,000,000 shares each were issued to Mr Michael Melby and Mr Nicholas Prosser pursuant to the terms of their contracts for services and following approval at the Company's 2021 Annual General Meeting held on 31 January 2022. The issue related to the service period ended 27 October 2020 and the fair value of shares is based on the market value of the shares at the date of issue.

[2] Mr Greissing Jr resigned on 26 May 2022.

[3] Resigned 15 February 2022. Remuneration calculated to date of resignation.

[4] Appointed 15 February 2022. Remuneration calculated from date of appointment.

[5] Mr Durack was appointed on 17 March 2022, whilst Mr Richards resigned on the same day.

The fair value of Performance Rights is calculated at the date of grant using an option pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed in the above tables is the portion of the fair value of the performance rights recognised in the current reporting period. The basis of the fair value is disclosed later in this Remuneration Report.

The proportion of remuneration linked to performance and the fixed proportion are as follows:

Name	Fixed remuneration 30 June 2023	Fixed remuneration 30 June 2022	At risk - STI 30 June 2023	At risk - STI 30 June 2022	At risk - LTI 30 June 2023	At risk - LTI 30 June 2022
Non-Executive Directors:						
Mr Nick Prosser	100.0%	7.9%	-	-	-	92.1%
Mr Michael Melby	100.0%	7.3%	-	-	-	92.7%
Mr Dato Low Koon Poh	100.0%	-	-	-	-	-
Mr Peter Goldstein	100.0%	-	-	-	-	-
Ms Jacqueline Yee	100.0%	-	-	-	-	-
Mr Edward Greissing Jr	100.0%	33.5%	-	-	-	66.5%
Executive Directors:						
Mr Scott Montgomery	100.0%	-	-	-	-	-
Dr Katherine Iscoe	100.0%	100.0%	-	-	-	-
Mr Vlado Bosanac	-	3.9%	-	-	-	96.1%
Other Key Management Personnel:						
Mr Simon Durack	100.0%	100.0%	-	-	-	-
Mr Steven Richards	-	100.0%	-	-	-	-

Share-based compensation

Issue of shares
There were no shares issued to Directors and other key management personnel as part of compensation during the year ended 30 June 2023.

Options
The number of options over ordinary shares granted to and vested by Directors and other key management personnel as part of compensation during the year ended 30 June 2023 are set out below:

	Number of options granted during the year 30 June 2023	Number of options granted during the year 30 June 2022	Number of options vested during the year 30 June 2023	Number of options vested during the year 30 June 2022
Mr Nick Prosser	-	-	-	-
Dr Katherine Iscoe	-	-	-	-
Mr Scott Montgomery	-	-	-	-
Mr Michael Melby	-	-	-	-
Mr Dato Low Koon Poh	-	-	-	-
Mr Peter Goldstein	-	-	-	-
Ms Jacqueline Yee	-	-	-	-
Mr Peter Vaughan	-	-	-	-
Mr Edward Greissing Jr	-	700,000	-	700,000
Mr Simon Durack	-	-	-	-
Mr Steven Richards	-	-	-	-

Performance rights
Each performance right entitles the holder of the right to acquire one ordinary share subject to satisfaction of vesting criteria.

There were no performance rights over ordinary shares issued to Directors and other key management personnel as part of compensation during the year ended 30 June 2023 (2022 - Nil).

Additional disclosures relating to key management personnel

Shareholding
The number of shares in the Company held during the financial year by each Director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Received as part of remuneration	Additions	Disposals/ other	Balance at the end of the year
Ordinary shares					
Mr Nick Prosser	7,265,036	-	-	-	7,265,036
Dr Katherine Iscoe [1]	16,900,000	-	17,391,864	-	34,291,864
Mr Scott Montgomery [2]	616,410	-	-	-	616,410
Mr Michael Melby	4,000,000	-	-	-	4,000,000
Mr Dato Low Koon Poh	300,000	-	-	-	300,000
Mr Peter Goldstein	-	-	-	-	-
Ms Jacqueline Yee	-	-	-	-	-
Mr Peter Vaughan	-	-	-	-	-
Mr Simon Durack	-	-	-	-	-
	29,081,446	-	17,391,864	-	46,473,310

[1] Dr Iscoe acquired 17,000,000 shares for $1,000,000 on 19 Dec 2022 via an off-market trade. A further 391,864 shares were acquired on 22 March 2023. The $1,000,000 paid on 19 December 2022 included consideration for the purchase of the 391,864 shares.

[2] From date of appointment, 1 December 2022.

Option holding
The number of options over ordinary shares in the Company held during the financial year by each Director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year
Options over ordinary shares					
Mr Nick Prosser	-	-	-	-	-
Dr Katherine Iscoe	-	-	-	-	-
Mr Scott Montgomery	-	-	-	-	-
Mr Michael Melby	-	-	-	-	-
Mr Dato Low Koon Poh	-	-	-	-	-
Mr Peter Goldstein	140,000	-	-	-	140,000
Ms Jacqueline Yee	-	-	-	-	-
Mr Peter Vaughan	-	-	-	-	-
Mr Simon Durack	-	-	-	-	-
	140,000	-	-	-	140,000

	Vested and exercisable	Vested and unexercisable	Balance at the end of the year
Options over ordinary shares			
Mr Nick Prosser	-	-	-
Dr Katherine Iscoe	-	-	-
Mr Scott Montgomery	-	-	-
Mr Michael Melby	-	-	-
Mr Dato Low Koon Poh	-	-	-
Mr Peter Goldstein	140,000	-	140,000
Ms Jacqueline Yee	-	-	-
Mr Peter Vaughan	-	-	-
Mr Simon Durack	-	-	-
	140,000	-	140,000

Loans to key management personnel and their related parties
No loans were made to key personnel, including personally related entities during the reporting period.

This concludes the remuneration report, which has been audited.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this Directors' report.

This report is made in accordance with a resolution of Directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the Directors



_____

Nicholas Prosser
Interim Non-Executive Chairman
21 September 2023
South Perth

PKF Brisbane Audit
ABN 33 873 151 348
Level 6, 10 Eagle Street
Brisbane, QLD 4000
Australia

+61 7 3839 9733
brisbane@pkf.com.au
pkf.com.au

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF ADVANCED HEALTH INTELLIGENCE LTD

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2023, there have been no contraventions of:

(a)   the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b)   any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Advanced Health Intelligence Ltd and the entities it controlled during the year.

PKF

PKF BRISBANE AUDIT

LIAM MURPHY
PARTNER

BRISBANE
21 SEPTEMBER 2023

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Contents
30 June 2023

Statement of profit or loss and other comprehensive income   27
Statement of financial position   29
Statement of changes in equity   31
Statement of cash flows   33
Notes to the financial statements   34
Directors' declaration   86
Independent auditor's report to the members of Advanced Health Intelligence Ltd   87
Shareholder information   94

General information

The financial statements cover Advanced Health Intelligence Ltd as a consolidated entity consisting of Advanced Health Intelligence Ltd and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Advanced Health Intelligence Ltd's functional and presentation currency.

Advanced Health Intelligence Ltd is a listed public company limited by shares, incorporated, and domiciled in Australia. Its registered office and principal place of business is:

Unit 5, 71-73 South Perth Esplanade

South Perth, WA 6151

Australia

A description of the nature of the consolidated entity's operations and its principal activities are included in the Directors' report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of Directors, on 21 September 2023. The Directors have the power to amend and reissue the financial statements.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Statement of profit or loss and other comprehensive income
For the year ended 30 June 2023



	Note	Consolidated 30 June 2023 $	30 June 2022 $
Revenue			
Software income	5	542,556	14,524
Integration and development income		107,141	182,685
Operating revenue		649,697	197,209
Other revenue	6	2,140,740	1,136,082
Total revenue		2,790,437	1,333,291
Expenses			
General administration	7	(3,205,408)	(4,171,530)
Employee expenses	8	(5,862,699)	(11,762,310)
Sales and marketing		(910,399)	(2,106,498)
Depreciation and amortisation expense		(312,558)	(363,695)
Impairment of assets and receivables	9	(475,785)	(973,663)
Fair value adjustment - Triage	41	(1,807,829)	(551,089)
Unrealised currency gains/(losses)		39,672	137,374
Subscription costs		(469,903)	(266,844)
Insurance		(1,825,428)	(1,343,312)
Cloud infrastructure costs		(563,991)	-
Total expenses		(15,394,328)	(21,401,567)
Operating loss		(12,603,891)	(20,068,276)
Finance income		254,392	155,255
Finance costs		(477,678)	(163,822)
Net finance income / (costs)		(223,286)	(8,567)
Loss before income tax		(12,827,177)	(20,076,843)
Income tax benefit		-	-
Net loss for the year after tax attributable to members		(12,827,177)	(20,076,843)
Other comprehensive income		-	-
Items that may be reclassified subsequently to profit or loss			
Foreign currency translation	30	(283,273)	-
Other comprehensive income for the year, net of tax		(283,273)	-
Total comprehensive income for the year attributable to the owners of Advanced Health Intelligence Ltd		(13,110,450)	(20,076,843)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes



Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Statement of profit or loss and other comprehensive income
For the year ended 30 June 2023

Loss per share		**Cents**	**Cents**
Basic loss per share	11	(6.94)	(13.08)
Diluted loss per share	11	(6.94)	(13.08)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

28

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Statement of financial position
As at 30 June 2023

	Note	Consolidated 30 June 2023 $	30 June 2022 $
Assets			
Current assets			
Cash and cash equivalents	13	2,104,584	6,011,368
Trade and other receivables	15	311,912	51,176
Prepayments	16	834,281	895,813
Total current assets		3,250,777	6,958,357
Non-current assets			
Other financial assets	17	829,694	2,602,582
Right-of-use assets	18	360,455	35,199
Property, plant, and equipment	19	152,486	94,767
Investments	21	-	-
Intangibles	20	4,313,710	972,732
Total non-current assets		5,656,345	3,705,280
Total assets		8,907,122	10,663,637
Liabilities			
Current liabilities			
Trade and other payables	22	3,467,554	500,769
Lease liabilities	26	65,182	51,213
Employee benefits	23	628,713	383,236
Other current liabilities	27	432,464	-
		4,593,913	935,218
Interest bearing borrowings	25	1,433,172	1,110,171
Total current liabilities		6,027,085	2,045,389
Non-current liabilities			
Lease liabilities	26	305,082	-
Employee benefits	23	200,277	62,861
Other non-current liabilities	28	346,796	-
Total non-current liabilities		852,155	62,861
Total liabilities		6,879,240	2,108,250
Net assets		2,027,882	8,555,387

The above statement of financial position should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Statement of financial position
As at 30 June 2023



	Note	Consolidated 30 June 2023 $	30 June 2022 $
Equity			
Issued capital	29	76,008,621	61,822,859
Reserves	30	1,318,257	9,338,100
Accumulated losses		(75,298,996)	(62,605,572)
Total equity		2,027,882	8,555,387

The above statement of financial position should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Statement of changes in equity
For the year ended 30 June 2023



Consolidated	Issued capital $	Equity remuneration reserve $	Foreign currency translation reserve $	Accumulated losses $	Total equity $
Balance at 1 July 2021	39,213,794	5,293,019	-	(42,528,729)	1,978,084
Loss after income tax benefit for the year	-	-	-	(20,076,843)	(20,076,843)
Other comprehensive income for the year, net of tax	-	-	-	-	-
Total comprehensive income for the year	-	-	-	(20,076,843)	(20,076,843)
Transactions with owners in their capacity as owners:					
Performance rights exercised	1,996,500	(1,996,500)	-	-	-
Options exercised	1,665,907	(491,002)	-	-	1,174,905
Ordinary shares - NASDAQ	16,706,783	-	-	-	16,706,783
Costs of capital raising - NASDAQ	(2,856,327)	-	-	-	(2,856,327)
Repayment of notes	3,125,964	-	-	-	3,125,964
Share based payments:					
- Service providers	1,050,238	-	-	-	1,050,238
- Employees / Directors	920,000	6,532,583	-	-	7,452,583
Balance at 30 June 2022	61,822,859	9,338,100	-	(62,605,572)	8,555,387

The above statement of changes in equity should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Statement of changes in equity
For the year ended 30 June 2023



Consolidated	Issued capital $	Equity remuneration reserve $	Foreign currency translation reserve $	Accumulated losses $	Total equity $
Balance at 1 July 2022	61,822,859	9,338,100	-	(62,605,572)	8,555,387
Loss after income tax for the year	-	-	-	(12,827,177)	(12,827,177)
Other comprehensive income for the year, net of tax	-	-	(283,273)	-	(283,273)
Total comprehensive income for the year	-	-	(283,273)	(12,827,177)	(13,110,450)
Transactions with owners in their capacity as owners:					
Shares issued for Vertica acquisition	180,000	-	-	-	180,000
Shares issued for Wellteq acquisition	1,673,631	-	-	-	1,673,631
Capital raising costs	(1,195,669)	-	-	-	(1,195,669)
Ordinary shares	5,000,000	-	-	-	5,000,000
Share-based payments	-	702,383	-	-	702,383
Payments to service providers	117,600	-	-	-	117,600
Performance rights issued	-	105,000	-	-	105,000
Performance rights exercised	8,410,200	(8,410,200)	-	-	-
Lapse of options	-	(133,753)	-	133,753	-
Balance at 30 June 2023	76,008,621	1,601,530	(283,273)	(75,298,996)	2,027,882

The above statement of changes in equity should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Statement of cash flows
For the year ended 30 June 2023



	Note	Consolidated 30 June 2023 $	30 June 2022 $
Cash flows from operating activities			
Receipts from customers		817,335	266,212
Research & Development tax incentive grant		2,031,623	890,113
Interest received		858	98
Interest and other costs of finance paid		(288,172)	(163,822)
Payments to suppliers and employees		(9,928,828)	(10,851,400)
Net cash used in operating activities	14	(7,367,184)	(9,858,799)
Cash flows from investing activities			
Payments for investments		-	(3,126,950)
Payments for property, plant and equipment		(67,483)	(86,269)
Cash acquired from acquisition of Investee companies	4	277,944	-
Loans to other entities	4	(1,000,000)	-
Loans (to) / from related party		120,278	(171,500)
Net cash used in investing activities		(669,261)	(3,384,719)
Cash flows from financing activities			
Proceeds from issue of shares	29	5,000,000	18,233,320
Proceeds from borrowings		2,250,000	1,077,069
Repayment of borrowings		(2,732,311)	-
Proceeds from issue of convertible notes		1,975,424	-
Repayment of convertible notes		(1,750,000)	-
Share issue transaction costs		(493,286)	(2,141,090)
Repayment of lease liabilities		(81,089)	(86,912)
Net cash from financing activities		4,168,738	17,082,387
Net increase/(decrease) in cash and cash equivalents		(3,867,707)	3,838,869
Cash and cash equivalents at the beginning of the financial year		6,011,368	2,172,499
Effects of exchange rate changes on cash and cash equivalents		(39,077)	-
Cash and cash equivalents at the end of the financial year	13	2,104,584	6,011,368
Non-cash investing and financing activities			
Share based payment on acquisition of Wellteq		(1,673,631)	-
Share based payment on acquisition of Vertica		(180,000)	-
Share based payment on capital raising costs		(702,383)	-
Shares issued on exercised of performance rights		8,410,200	1,996,500

The above statement of cash flows should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies

Advanced Health Intelligence Ltd (the "Company", "the parent entity" or "AHI") is a public company domiciled in Australia and dual listed on both the Australian Securities Exchange (ASX) and the NASDAQ Capital Market in the United States of America. The consolidated financial report of the Company and its subsidiaries, together referred to as the consolidated entity.

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IASB').

Historical cost convention
The financial statements have been prepared under the historical cost convention.

Critical accounting estimates
The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2.

Prior year comparatives
This Annual Report uses comparatives sourced from the Company's re-issued 2022 Annual Report. The Annual Report was reissued on 14 December 2022.

The reason for the reissue of the 2022 Annual Report was announced in the AHI ASX Announcement dated 23 November 2022, in which it was advised that the Consolidated Entity will be reissuing its 2022 Annual Report, following its subsequent material restatement of the fair value of its investment in Triage Technologies Inc. ('Triage Investment') at 30 June 2022. This restatement followed the receipt of a formal valuation of the Consolidated Entity's Triage Investment by an accredited Canadian valuer, which increased the Consolidated Entity's Net Asset position by $2,565,082 at 30 June 2022 and reduced its Total Comprehensive Loss by a corresponding amount for the year ended 30 June 2022. Where necessary, comparative information has been reclassified for consistency with current year disclosures.

Going concern

These consolidated financial statements have been prepared on the going concern basis which contemplates the continuity of normal business activities and the realisation of assets and discharge of liabilities in the normal course of business.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

The consolidated entity has incurred a net operating loss of $12,827,177 (2022: $20,076,843) which included non-cash items such as a provision for impairment as well as share-based payments, has a net cash outflow from operating activities amounting to $7,367,184 (2022: $9,858,799) and a net current asset deficiency of $2,776,308 as at 30 June 2023 (2022; surplus $4,912,968). Given the consolidated entity's net current liability position, the ability of the consolidated entity to continue as a going concern, including its ability to pay its debt as and when they fall due, needs to be considered. The Directors are of the opinion that the continuation of the consolidated entity as a going concern is dependent upon its ability to achieve the following:

- As announced on August 4, 2023, the Company executed a binding exclusive, perpetual license with Shanghai-based Changlin Network Technology Ltd ("Changlin"). This agreement requires Changlin to pay AHI USD$10 million within 90 days from the execution date for the exclusive and perpetual right to AHI's technology.
- On 13 June 2023, The Company announced it had successfully undertaken a $5,000,000 share placement with Orca Capital GMBH at a 194% premium to the last traded share price on Friday, 9 June 2023.
- As announced in its June 2023 Appendix 4C lodgement with the ASX, the Company has been presented with three additional funding proposals between $5,000,000 and $20,000,000 through a placement under its LR7.1 capacity. The Company is actively engaged in discussions with parties and anticipates closing the additional capital soon.
- On 21 June 2023, the Company announced it had entered into a Letter of Intention with UAE based e-script medicine management company Pharmak Pharmacy LLC to integrate AHI's Biometric Health Assessment into Pharmak's e-script screening solution. The parties are targeting a January 2024 initial launch of the solution. Pharmak expects to achieve a minimum e-script order volume in 2024 of 100,000 e-scripts per month in each of the UAE and Saudi Arabia. It has been agreed between the parties that AHI will receive 1.6% of the gross e-script value.

In addition to the above, the Company announced on 13 September 2023 that it had secured a $1.5 million Convertible Loan facility as disclosed in note 38 and is also evaluating a number of other financing proposals.

The directors are confident of the consolidated entity's ability to achieve the above and have prepared the financial statements on a going concern basis as the directors believe that the consolidated entity will be able to pay its debt as and when they fall due and payable.

The financial statements have been prepared on a going concern basis which assumes that the Group will realise its assets and extinguish its liabilities in the normal course of business. In the event that the above arrangements and initiatives are not achieved, there exists a material uncertainty as to whether the consolidated entity will continue as a going concern and, therefore, whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that may be necessary should the consolidated entity not continue as a going concern.

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in Note 40.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Advanced Health Intelligence Ltd ('Company' or 'parent entity') as at 30 June 2023 and the results of all subsidiaries for the year then ended. Advanced Health Intelligence Ltd and its subsidiaries together are referred to in these financial statements as the 'consolidated entity'.

Subsidiaries are all those entities over which the consolidated entity has control. The consolidated entity controls an entity when the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the consolidated entity.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Where the consolidated entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The consolidated entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Operating segments

Operating segments are presented using the 'management approach', where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers ('CODM'). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Foreign currency translation

The financial statements are presented in Australian dollars, which is Advanced Health Intelligence Ltd's functional and presentation currency.

Foreign currency transactions
Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign operations
The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Revenue recognition

The consolidated entity recognises revenue as follows:

Revenue from contracts with customers
Revenue is recognised at an amount that reflects the consideration to which the consolidated entity is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the consolidated entity: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognises revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

Variable consideration within the transaction price, if any, reflects concessions provided to the customer such as discounts, rebates and refunds, any potential bonuses receivable from the customer and any other contingent events. Such estimates are determined using either the 'expected value' or 'most likely amount' method. The measurement of variable consideration is subject to a constraining principle whereby revenue will only be recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The measurement constraint continues until the uncertainty associated with the variable consideration is subsequently resolved. Amounts received that are subject to the constraining principle are recognised as a refund liability.

Sale of goods
Revenue from the sale of goods is recognised at the point in time when the customer obtains control of the goods, which is generally at the time of delivery.

Software services
Software services are comprised of recurring services to customers. Software services revenue is measured based on the consideration specified in a contract with customers. The Company satisfies its performance obligation, and revenue from these services is recognised, on a straight-line basis over the service period as the Company provides the service to the customer. In certain arrangements, the Company receives payment before services have been performed. These payments are initially recorded as deferred revenue and are recognised as revenue over the service period.

Interest
Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Other revenue
Other revenue is recognised when it is received or when the right to receive payment is established.

R&D Tax incentive – Grant
R&D tax incentive is recognised when it is received and is recognised as grant income.

Income tax

The income tax expense or benefit for the period is the tax payable on that period's taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:
● When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or
● When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of recognised and unrecognised deferred tax assets are reviewed at each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in the consolidated entity's normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in the consolidated entity's normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Trade and other receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days.

The consolidated entity has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue.

Other receivables are recognised at amortised cost, less any allowance for expected credit losses.

Joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investments in joint ventures are accounted for using the equity method. Under the equity method, the share of the profits or losses of the joint venture is recognised in profit or loss and the share of the movements in equity is recognised in other comprehensive income. Investments in joint ventures are carried in the statement of financial position at cost plus post-acquisition changes in the consolidated entity's share of net assets of the joint venture. Goodwill relating to the joint venture is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Income earned from joint venture entities reduce the carrying amount of the investment.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. Such assets are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on both the business model within which such assets are held and the contractual cash flow characteristics of the financial asset unless an accounting mismatch is being avoided.

Financial assets are derecognised when the rights to receive cash flows have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership. When there is no reasonable expectation of recovering part or all of a financial asset, its carrying value is written off.

Financial assets at fair value through profit or loss
Financial assets not measured at amortised cost or at fair value through other comprehensive income are classified as financial assets at fair value through profit or loss. Typically, such financial assets will be either: (i) held for trading, where they are acquired for the purpose of selling in the short-term with an intention of making a profit, or a derivative; or (ii) designated as such upon initial recognition where permitted. Fair value movements are recognised in profit or loss.

Impairment of financial assets
The consolidated entity recognises a loss allowance for expected credit losses on financial assets which are either measured at amortised cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the consolidated entity's assessment at the end of each reporting period as to whether the financial instrument's credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset's lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset's lifetime expected credit losses. The amount of expected credit loss recognised is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.

For financial assets mandatorily measured at fair value through other comprehensive income, the loss allowance is recognised in other comprehensive income with a corresponding expense through profit or loss. In all other cases, the loss allowance reduces the asset's carrying value with a corresponding expense through profit or loss.

Property, plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Office Equipment	3 - 5 years
Furniture & Fixtures	5 - 7 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

Leasehold improvements are depreciated over the unexpired period of the lease or the estimated useful life of the assets, whichever is shorter.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the consolidated entity. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Right-of-use assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the consolidated entity expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

The consolidated entity has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

Intangible assets

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of the acquisition. Intangible assets acquired separately are initially recognised at cost. Indefinite life intangible assets are not amortised and are subsequently measured at cost less any impairment. Finite life intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from the derecognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

Goodwill
Goodwill arises on the acquisition of a business. Goodwill is not amortised. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

Customer contracts
Customer contracts acquired in a business combination are amortised on a straight-line basis over the period of their expected benefit, being their finite life of 5 years.

Software
Significant costs associated with software are deferred and amortised on a straight-line basis over the period of their expected benefit, being their finite life of 5 years.

Application development
Costs associated with application development costs are amortised on a straight-line basis over the period of their expected benefit, being their finite life of 5 years.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

Impairment of non-financial assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset's fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

The component of the convertible notes that exhibits characteristics of a liability is recognised as a liability in the statement of financial position, net of transaction costs.

On the issue of the convertible notes the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a non-current liability on the amortised cost basis until extinguished on conversion or redemption. The increase in the liability due to the passage of time is recognised as a finance cost. The remainder of the proceeds are allocated to the conversion option that is recognised and included in shareholders equity as a convertible note reserve, net of transaction costs. The carrying amount of the conversion option is not remeasured in the subsequent years. The corresponding interest on convertible notes is expensed to profit or loss.

Lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the consolidated entity's incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

Provisions

Provisions are recognised when the consolidated entity has a present (legal or constructive) obligation as a result of a past event, it is probable the consolidated entity will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognised as a finance cost.

Employee benefits

Short-term employee benefits
Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits
The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Share-based payments
Equity-settled and cash-settled share-based compensation benefits are provided to employees.

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services. Cash-settled transactions are awards of cash for the exchange of services, where the amount of cash is determined by reference to the share price.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using either the Binomial or Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

The cost of cash-settled transactions is initially, and at each reporting date until vested, determined by applying either the Binomial or Black-Scholes option pricing model, taking into consideration the terms and conditions on which the award was granted. The cumulative charge to profit or loss until settlement of the liability is calculated as follows:
● during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period.
● from the end of the vesting period until settlement of the award, the liability is the full fair value of the liability at the reporting date.

All changes in the liability are recognised in profit or loss. The ultimate cost of cash-settled transactions is the cash paid to settle the liability.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the consolidated entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the consolidated entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data.

Issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Business combinations

The acquisition method of accounting is used to account for business combinations regardless of whether equity instruments or other assets are acquired.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree's identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.

On the acquisition of a business, the consolidated entity assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the consolidated entity's operating or accounting policies and other pertinent conditions in existence at the acquisition-date.

Where the business combination is achieved in stages, the consolidated entity remeasures its previously held equity interest in the acquiree at the acquisition-date fair value and the difference between the fair value and the previous carrying amount is recognised in profit or loss.

Contingent consideration to be transferred by the acquirer is recognised at the acquisition-date fair value. Subsequent changes in the fair value of the contingent consideration classified as an asset or liability is recognised in profit or loss. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.

The difference between the acquisition-date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognised as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognised as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer's previously held equity interest in the acquirer.

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value.

Earnings per share

Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to the owners of Advanced Health Intelligence Ltd, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax ('GST') and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2023. The consolidated entity has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

Note 2. Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Share-based payment transactions
The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Binomial or Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Allowance for expected credit losses
The allowance for expected credit losses assessment requires a degree of estimation and judgement. It is based on the lifetime expected credit loss, grouped based on days overdue, and makes assumptions to allocate an overall expected credit loss rate for each group. These assumptions include recent sales experience and historical collection rates.

Fair value measurement hierarchy
The consolidated entity is required to classify all assets and liabilities, measured at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date; Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3: Unobservable inputs for the asset or liability. Considerable judgement is required to determine what is significant to fair value and therefore which category the asset or liability is placed in can be subjective.

The fair value of assets and liabilities classified as level 3 is determined by the use of valuation models. These include discounted cash flow analysis or the use of observable inputs that require significant adjustments based on unobservable inputs.

Estimation of useful lives of assets
The consolidated entity determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 2. Critical accounting judgements, estimates and assumptions (continued)

Goodwill and other indefinite life intangible assets
The consolidated entity tests annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill and other indefinite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows.

Impairment of non-financial assets other than goodwill and other indefinite life intangible assets
The consolidated entity assesses impairment of non-financial assets other than goodwill and other indefinite life intangible assets at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculations, which incorporate a number of key estimates and assumptions.

Income tax
The consolidated entity is subject to income taxes in the jurisdictions in which it operates. Significant judgement is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The consolidated entity recognises liabilities for anticipated tax audit issues based on the consolidated entity's current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Recovery of deferred tax assets
Deferred tax assets are recognised for deductible temporary differences only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Lease term
The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgement is exercised in determining whether there is reasonable certainty that an option to extend the lease or purchase the underlying asset will be exercised, or an option to terminate the lease will not be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option, or not to exercise a termination option, are considered at the lease commencement date. Factors considered may include the importance of the asset to the consolidated entity's operations; comparison of terms and conditions to prevailing market rates; incurrence of significant penalties; existence of significant leasehold improvements; and the costs and disruption to replace the asset. The consolidated entity reassesses whether it is reasonably certain to exercise an extension option, or not exercise a termination option, if there is a significant event or significant change in circumstances.

Incremental borrowing rate
Where the interest rate implicit in a lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the consolidated entity estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

Employee benefits provision
As discussed in Note 1, the liability for employee benefits expected to be settled more than 12 months from the reporting date are recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, estimates of attrition rates and pay increases through promotion and inflation have been taken into account.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 2. Critical accounting judgements, estimates and assumptions (continued)

Deferred consideration

The deferred consideration liability is the difference between the total purchase consideration, usually on an acquisition of a business combination, and the amounts paid or settled up to the reporting date, discounted to net present value. The consolidated entity applies provisional accounting for any business combination. Any reassessment of the liability during the earlier of the finalisation of the provisional accounting or 12 months from acquisition-date is adjusted for retrospectively as part of the provisional accounting rules in accordance with AASB 3 'Business Combinations'. Thereafter, at each reporting date, the deferred consideration liability is reassessed against revised estimates and any increase or decrease in the net present value of the liability will result in a corresponding gain or loss to profit or loss. The increase in the liability resulting from the passage of time is recognised as a finance cost.

Business combinations

As discussed in Note 1, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the consolidated entity taking into consideration all available information at the reporting date. Fair value adjustments on the finalisation of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortisation reported.

Note 3. Operating and geographical segments

The consolidated entity has identified its operating segments based on the internal reports that are reviewed and used by the Board of Directors in assessing performance and determining the allocation of resources. Currently the Board of Directors are not assessing the performance of the business by geographical areas.

Reportable segments disclosed are based on aggregating operating segments, where the segments have similar characteristics. The consolidated entity's sole activity is mobile application and technology development. Therefore, it has aggregated all operating segments into the one reportable segment being technological development.

Note 4. Business combinations

Wellteq Acquisition

On 6 December 2022, the Company acquired 100% of the ordinary shares of Wellteq Digital Health Inc ('Wellteq') and its wholly owned subsidiaries for the total non-cash consideration transferred of $1,673,631 on completion of the court-approved Plan of Arrangement in British Columbia, Canada. Consideration comprised 17,804,587 shares in AHI at an issue price of $0.094 per share.

In conjunction with the Arrangement Agreement, AHI and Wellteq also entered into a loan agreement whereby AHI agreed to advance to Wellteq up to $1,200,000. As at the time of acquisition, AHI had advanced to Wellteq $1,000,000. Interest of $16,711 had accrued at the time of acquisition.

The loan between AHI and Wellteq settled on business combination for $1,000,000. At acquisition, the fair value of the total consideration was $2,673,631. representing the value of the shares issued and loan settled.

Wellteq was listed on the Canadian Securities Exchange (CSE: WTEQ) and is a leading provider of corporate wellness solutions developed to provide data-driven personalized health and wellness coaching to engage its users in healthier behaviours. As an enterprise (business-to-business) model Wellteq currently had two main sectors of customers, employers, and insurance companies.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 4. Business combinations (continued)

Details of the acquisition are as follows:

	Fair value $
Cash and cash equivalents	422,331
Trade receivables	238,866
Other current assets	109,235
Equipment	104,074
Trade payables and accrued liabilities	(652,240)
Employee benefits	(49,537)
Other provisions	(180,356)
Deferred revenue	(150,016)
Net liabilities acquired	(157,643)
Goodwill	2,602,985
Customer relationships	158,000
Brand	87,000
Acquisition-date fair value of the total consideration transferred	2,690,342
Representing:	
Advanced Health Intelligence Ltd shares issued to vendor	1,673,631
Loan between AHI and Wellteq settled on business combination	1,016,711
	2,690,342

Management have considered whether any impairment considerations exist with respect to the acquired intangible assets. These are considered in Note 20.

Revenue and profit contribution

The acquired business combination contributed revenues of $508,009 and net loss of $1,455,953 to the group for the period from 6 December 2022 to 30 June 2023.

If the acquisition had occurred on 1 July 2022, consolidated pro-forma revenue and loss for the year ended 30 June 2023 would have been $1,096,358 and $3,862,901 respectively. These amounts have been calculated using the subsidiary's results and adjusting them for differences in the accounting policies between the group and the subsidiary.

Purchase Consideration - cash inflow/(outflow)	**2023 $**
Cash paid	-
Cash acquired	422,331
Net inflow of cash – investing activities	422,331

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 4. Business combinations (continued)

Vertica Acquisition

On 5 August 2022, the Company concluded a Share Sale Agreement to acquire 100% of the ordinary shares of Vertica Health (Pty) Ltd ('Vertica'), a South African registered company, for a combination of cash and non-cash consideration. The consideration comprised cash and non-cash consideration as follows:

- 1,500,000 AHI fully paid ordinary shares issued on closing, escrowed for 24 months from issue;
- US$100,000 cash payable on transaction close;
- US$250,000 payable 1 year from closing; and
- US$250,000 payable 2 years from closing.

AHI shares were valued at a market price of $0.12 per share at the time of the acquisition.

Details of the acquisition are as follows:

	Fair value $
Cash and cash equivalents	32
Trade receivables	2,616
Trade payables	(2,477)
Net assets acquired	171
Goodwill	607,176
In-process R&D Software	374,000
Acquisition-date fair value of the total consideration transferred	981,347
Representing:	
Cash paid to vendor	144,419
Advanced Health Intelligence Ltd fully paid ordinary shares issued to vendor	180,000
Deferred cash payable to vendor	656,928
	981,347

Management have considered whether any impairment considerations exist with respect to the acquired intangible assets. These are considered in Note 20.

Revenue and profit contribution

The acquired business combination contributed no revenues and net loss of $582,735 to the group for the period from 6 December 2022 to 30 June 2023.

If the acquisition had occurred on 1 July 2022, the consolidated pro-forma revenue and profit for the year ended 30 June 2023 would not have been different to the achieved results as the Vertica business was transferred into a new company just before the transaction time, and was subsequently acquired by the Group.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 4. Business combinations (continued)

Purchase Consideration - cash inflow/(outflow)	2023 $
Cash paid	(144,419)
Cash acquired	32
Net outflow of cash investing activities	(144,387)

Note 5. Software income

	Consolidated	
	30 June 2023 $	30 June 2022 $
Software development kits - per user	35,495	13,721
Software development kits - per scan	2,353	803
Software subscriptions	504,708	-
	542,556	14,524

Revenue from a contract to provide software services is recognised over time as the services are performed. Software services are invoiced either annually, quarterly or monthly in advance of service, and is initially recognised as deferred revenue and then shown as revenue over the service period.

Note 6. Other revenue

	Consolidated	
	30 June 2023 $	30 June 2022 $
Consultancy income	-	60,390
Joint venture income	-	172,170
Grant income	2,135,598	890,113
Other income	5,142	13,409
Other revenue	2,140,740	1,136,082

Joint Venture Income

Joint venture income relates to expenses recharged to Body Composition Technologies Pte Limited ("BCT") in respect of development and administrative costs. Refer to Note 37 for further information.

Grant income

Grant income has been derived over the period as follows:

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 6. Other revenue (continued)

	Consolidated	
	30 June 2023 $	30 June 2022 $
R&D tax incentive	2,018,241	890,113
Paid parental leave funding	14,624	-
Boosting apprenticeship commencement grant	13,148	-
Export market development grant	89,585	-
	2,135,598	890,113

The boosting apprenticeship commencement grant is a government wage subsidy to encourage employers in Australia to take on new apprentices and trainees, or undertake further training for existing staff.

The Export Market Development Grant is an Austrade initiative to assist Australian businesses undertake promotional activities in foreign markets.

Note 7. General administration

	Consolidated	
	30 June 2023 $	30 June 2022 $
Consulting & advisory	1,230,098	553,087
Corporate expenses	452,893	458,663
Telecommunications & IT	237,390	202,560
General & administrative expenses	167,577	224,065
Outsourced development costs	25,287	164,050
Travel costs	447,819	207,862
Doubtful debts expense	-	235,357
ASX and listing fees	364,505	286,789
Other expenses	64,581	563,234
NASDAQ listing expenses	97,658	1,275,863
Consulting & advisory - share based payments	117,600	-
	3,205,408	4,171,530

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 8. Employee expenses

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Salaries and wages	5,327,193	3,429,019
Superannuation contributions	489,507	322,219
Share based payments[1]	105,000	7,452,583
Employment taxes and insurances[2]	(142,380)	435,089
Other employment expenses	83,379	123,400
	5,862,699	11,762,310

[1] The fair value of equity settled transactions with employees, directors and suppliers is apportioned over the period from grant date to vesting date. See Note 31 for details of transactions vesting within the financial year.

[2] The employment taxes and insurances are negative due to the refund of $249,253.86 that was received at 23 December 2022 for the overpayment of the prior year.

Note 9. Provision for impairment expense

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Jana Care Inc (Note 21)	200,729	62,129
Bearn Inc (Note 24)	3,868	803,072
Body Composition Technologies Pte Ltd (Note 21)	26,188	188,271
Physimax Technologies Limited	-	(79,809)
Wellteq intangibles acquired through business combination (Note 4, Note 20)	245,000	-
	475,785	973,663

The provisions for impairment for Jana Care Inc, Bearn Inc and Body Composition Technologies Pte Ltd related to the impairment of continued accrual on interest on loans to those entities, and any foreign currency fluctuations relating to the asset carrying value.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 10. Income tax

	Consolidated	
	30 June 2023	**30 June 2022**
	$	**$**
a) Income tax expense		
Current income tax		
Current income tax benefit	(2,867,508)	(2,651,576)
Current income tax not recognised	2,867,508	2,651,576
	-	-
Deferred income tax:		
Relating to origination and reversal of timing differences	503,587	7,168,453
Deferred income tax benefit not recognised	(503,587)	(7,168,453)
Income tax benefit reported in the Statement of profit or loss and other comprehensive income	-	-

	Consolidated	
	30 June 2023	**30 June 2022**
	$	**$**
b) Reconciliation of income tax expense to prima facie tax payable		
Loss from continuing operations before income tax expense	(12,827,177)	(20,966,956)
Tax at the Australian rate of 25% (2022: 25%)	(3,830,489)	(5,241,739)
	-	-
Capital raising costs claimed	(1,006,095)	(301,743)
Non-deductible expenses	356,552	2,017,457
Effect of difference in foreign tax rates	102,842	-
Unused tax losses and temporary differences not recognised as deferred tax assets	4,377,190	3,526,025
Tax Benefit	-	-

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 10. Income tax (continued)

	Consolidated 30 June 2023 $	30 June 2022 $
c) Deferred tax – Statement of Financial Position (unrecognised)		
Revenue losses available to offset against future taxable income	6,836,877	5,428,055
Accrued expenses and leave provisions	257,778	199,877
Deductible equity raising costs	689,315	1,139,489
Other	61,291	4,004
Development asset	307,298	246,503
Patents	273,005	243,403
Investments	1,547,215	165,420
Unrealised foreign exchange gain	(66,130)	(34,344)
Prepaid expenses	-	(223,953)
Net deferred tax assets not recognised	9,906,649	7,168,454

Deferred tax assets have been recognised to the extent that they extinguish deferred tax liabilities of the Company as at the reporting date.

Net deferred tax assets have not been recognised, in either reporting period, in respect of amounts in excess of deferred tax liabilities.

The tax benefits of the above deferred tax assets will only be obtained if:

(i)   The Company derives probable future assessable income of a nature and an amount sufficient to enable the benefit from the tax losses to be realised;
(ii) The Company continues to comply with the conditions for deductibility imposed by law; and
(iii) No changes in tax legislation adversely affect the Company realising the benefit from the deduction of the losses.

 All unused tax losses were incurred by Australian entities.

Note 11. Loss per share

	Consolidated 30 June 2023 $	30 June 2022 $
Earnings per share for loss from continuing operations		
Loss after income tax attributable to the owners of Advanced Health Intelligence Ltd	(12,827,177)	(20,076,843)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings/(loss) per share	184,836,915	153,488,834
Weighted average number of ordinary shares used in calculating diluted earnings/(loss) per share	184,836,915	153,488,834

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 11. Loss per share (continued)

	Cents	Cents
Basic loss per share	(6.94)	(13.08)
Diluted loss per share	(6.94)	(13.08)

Options and share rights to acquire ordinary shares granted by the Company and not exercised at the reporting date have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Options or share rights on issue at 30 June 2023 are considered to be anti-dilutive due to the loss incurred during the financial year.

Note 12. Dividends

There were no dividends paid, recommended, or declared during the financial years ended 30 June 2023 and 30 June 2022. The Company has no franking credits available as at 30 June 2023 and 30 June 2022.

Note 13. Cash and cash equivalents

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Cash at bank[1]	2,104,584	6,011,368

[1] Cash at bank earns interest at floating rates based on daily deposit rates.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 14. Reconciliation of loss after income tax to net cash used in operating activities

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Loss after income tax benefit for the year	(12,827,177)	(20,076,843)
Adjustments for non-cash items:		
Depreciation and amortisation	371,273	363,695
Impairment of assets and receivables	2,283,614	4,175,993
Share-based payments	105,000	7,452,583
Foreign exchange differences	(304,954)	142,836
Fair value loss on convertible notes	-	781,492
Accrued interest	(230,785)	(155,157)
Movement in assets and liabilities:		
Decrease/(increase) in trade and other receivables	(234,955)	192,124
Decrease in prepayments	61,532	9,542
Increase in employee benefits	382,893	7,106
(Increase) in investments	-	(2,565,082)
Increase / (decrease) in deferred income	59,589	(132,800)
Increase / (decrease) in trade and other payables	2,966,786	(54,288)
Net cash used in operating activities	(7,367,184)	(9,858,799)

Note 15. Trade and other receivables

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Trade receivables	401,358	251,244
Less: Provision for doubtful debts	(235,357)	(235,357)
	166,001	15,887
GST Receivable	145,911	35,289
	311,912	51,176

During the 2022 and earlier financial years, the Company provided services to Body Composition Technologies Pty Ltd ("BCT Australia") an Australian incorporated wholly owned subsidiary of Body Composition Technologies Pte Ltd ("BCT"). AHI has a Joint Venture interest in BCT, see Note 37. The total receivables balance from BCT Australia to the Company at 30 June 2022 was $235,357, which had been fully provided for as a doubtful debt.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 16. Prepayments

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Prepaid insurance	834,281	876,847
Other prepayments	-	18,966
	834,281	895,813

Note 17. Other financial assets

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Security deposits	65,485	37,500
Investment in Triage - at fair value through profit and loss (Refer to Note 41)	764,209	2,565,082
	829,694	2,602,582

Note 18. Right-of-use assets

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Land and buildings - Right-of-use	400,140	175,992
Less: Accumulated depreciation	(39,685)	(140,793)
	360,455	35,199

The consolidated entity had a 3-year lease agreement for office premises in Perth, Australia which ended on 31 December 2022. Refer to note 26

The consolidated entity extended its lease over the premises for an additional 3 years, with options for a 4th and 5th year. The total payments under the lease amounting to $487,469 have been discounted at the Company's incremental borrowing rate of 7.8% in order to determine the initial lease liability of $400,140. To determine the incremental borrowing rate, third party financing was used as a starting point and adjusted to reflect changes in financing conditions.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 18. Right-of-use assets (continued)

Reconciliations
Reconciliations of Right-of-use assets written down value at the beginning and end of the current financial year are set out below:

	Consolidated	
	30 June 2023 $	30 June 2022 $
Opening balance – 1 July	35,196	105,594
Addition – lease extension	364,944	-
Depreciation	(39,685)	(70,398)
Balance at 30 June 2023	360,455	35.196

Note 19. Property, plant, and equipment

	Consolidated	
	30 June 2023 $	30 June 2022 $
Leasehold improvements - at cost	55,735	55,735
Less: Accumulated depreciation	(55,735)	(44,691)
	-	11,044
Office equipment - at cost	431,058	229,005
Less: Accumulated depreciation	(278,572)	(145,282)
	152,486	83,723
	152,486	94,767

Reconciliations
Reconciliations of the written down values at the beginning and end of the current financial year are set out below:

Consolidated	Office equipment $	Leasehold improvements $	Total $
Balance at 1 July 2022	83,723	11,044	94,767
Additions	67,483	-	67,483
Net additions through business combinations (Note 4)	104,074	-	104,074
Depreciation expense	(102,794)	(11,044)	(113,838)
Balance at 30 June 2023	152,486	-	152,486

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 20. Intangibles

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Goodwill	3,210,161	-
Customer relationships	158,000	-
Less: Provision for impairment	(158,000)	-
	-	-
In-process R&D software	374,000	-
Brand	87,000	-
Less: Provision for Impairment	(87,000)	-
	-	-
Application development	1,972,994	1,958,742
Less: Accumulated amortisation	(1,243,445)	(986,010)
	729,549	972,732
	4,313,710	972,732

Reconciliations
Reconciliations of the written down values at the beginning and end of the current financial year are set out below:

Consolidated	Goodwill $	Application Development $	In-process R&D software $	Customer Relationships $	Brand and media presence $	Total $
Balance at 1 July 2022	-	972,732	-	-	-	972,732
Additions through Vertica business combination (Note 4)	607,176	-	374,000	-	-	981,176
Additions through Wellteq business combination (Note 4)	2,602,985	-	-	158,000	87,000	2,847,985
Additions	-	14,252	-	-	-	14,252
Impairment of assets	-	-	-	(158,000)	(87,000)	(245,000)
Amortisation expense	-	(257,435)	-	-	-	(257,435)
Balance at 30 June 2023	3,210,161	729,549	374,000	-	-	4,313,710

Impairment testing
Goodwill acquired through business combinations of Wellteq and Vertica have been allocated to a single cash-generating unit at the consolidated entity's level.

The recoverable amount of the consolidated entity's goodwill has been determined by a value-in-use calculation using a discounted cash flow model, based on a 3 year projection period approved by management and extrapolated for a further 2 years using a steady rate. Management has assessed that there is a single Cash Generating Unit as follows:

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 20. Intangibles (continued)

Cash Generating Unit

Management has formed a view that AHI is a single Cash Generating Unit (CGU), on the basis that:

- The acquisition of the Wellteq and Vertica groups was to combine the technology of both companies into single digital solution to deliver scalable health assessment, risk stratification and digital triage to healthcare providers, insurers, employers and government agencies.
- AHI communicated this objective at the time of the Wellteq acquisition on 9 December 2022. The ASX release makes clear the intention to have a single software solution.
- At the time of acquisition of Vertica, Vertica did not have a product which was in a commercial state, and did not derive its own income.
- At the time of acquisition of Wellteq, it did have a commercialised product which developed income. However as detailed above, that product has now ceased operation as the broader integration into the AHI platform has been undertaken.
- No segmentation is conducted in the company's financial statements as it is of the view it operates within a single segment.
- Future sales of the combined AHI digital solution, combining all technology, will be made under the AHI brand.

In assessing the recoverable amount of the Intangible Assets acquired through the Wellteq business combination, management formed the view that the following impairment factors existed:

- In the quarter ended 30 June 2023, management undertook a review of the consolidated entity's service offering and technology stack, it was determined that it would cease operation of the Wellteq platform, and agreements with all customers would be terminated. No services on these customers were provided by this platform after 31 July 2023. The Wellteq platform was Wellteq's sole source of income and engagement with customers.
- As a result of this decision and a re-focussing on the entire AHI business on a Biometric Health Assessment (BHA) and scan-based product, multiple roles were made redundant, particularly impacting staff that supported or developed the Wellteq platform.
- With the decommissioning of the platform, all customer relationships ceased and the Wellteq brand was removed from the market. AHI does not intend to use the Wellteq brand going forward.
- However, as part of the future offering to customers, Wellteq will contribute experience and knowledge towards mental health and analytics capabilities within the AHI offering. Future customer agreements will, in some part, require an allocation towards Wellteq's contribution to the overall offering.

Given the factors above, management has formed the view that customer relationships and brand and media presence has no future value and therefore fully impaired.

Key assumptions are those to which the recoverable amount of an asset or CGU is most sensitive.

The following key assumptions were used in the discounted cash flow model for the CGU:

- 58% pre-tax discount rate
- 2% per annum projected revenue growth rate from year 4 (equivalent to compound annual growth rate of 110%)
- 10% per annum increase in operating costs and overheads from year 4
- Cash generated from the CGU arises from the recent announcement of the Changlin Network Technology Ltd licensing agreement (Note 38), and estimates of inflows from other recently signed agreements.

The discount rate of 58% pre-tax reflects management's estimate of the time value of money and assess risk from management of the consolidated entity's weighted average cost of capital adjusted for the CGU.

Management believes the projected 2% revenue growth rate is prudent and justified as the time horizon beyond 3 years is difficult to project. A 10% per annum increase in operating costs and overheads is considered justified to cater for growth of employee salaries and team expansion.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 20. Intangibles (continued)

Based on the above, the recoverable amount of the goodwill based on value-in-use calculation exceeded the value of carrying amount. Therefore, management has assessed that goodwill does not require impairment during the period.

Sensitivity

As disclosed in Note 2, the directors have made judgements and estimates in respect of impairment testing of goodwill. Should these judgements and estimates not occur the resulting goodwill carrying amount may decrease. The sensitivities are as follows.

If the upfront fee of USD$10m from Changlin commercial agreement is not achieved, the recoverable value of the goodwill will not be affected as the value-in-use is still greater than the carrying value recorded. Under this assumption:

- Revenue would need to further decrease by more than 67.5% before goodwill would need to be impaired, with all other assumptions remaining constant; or
- The discount rate would be required to increase to 98.2% before goodwill would need to be impaired, with all other assumptions remaining constant.

Management believes that other reasonable changes in the key assumptions on which the recoverable amount of the goodwill is based would not cause the cash-generating unit's carrying amount to exceed its recoverable amount.

If there are any negative changes in the key assumptions on which the recoverable amount of goodwill is based, this would result in a further impairment charge for the goodwill.

In-process R&D Software
As part of the acquisition of Vertica (Note 4), the consolidated entity acquired in-process R&D software. When complete, management is of the view that it will have a finite useful life as the product is constantly improved, iterated upon and ultimately, become obsolete as time passes.

As at 30 June 2023 management has assessed this software as still being in development and not in a stage ready for commercial use. At the point in time where income is derived to which the asset contributes, management will commence amortising the asset over its projected useful life.

Note 21. Investments

Joint Venture

A parent has a 50% interest in a joint arrangement with Body Composition Technologies Pte Ltd.

The principal place of business of the joint operation is in Singapore.

The joint venture agreement in relation to Body Composition Technologies Pte Ltd require unanimous consent from all parties for all relevant activities. The two parties have direct rights to the assets of the partnership and are jointly and severally liable for the liabilities incurred. This entity is therefore classified as a joint operation and the group recognises it's direct right to the jointly held assets, liabilities, revenues and expenses.

Set out below are joint ventures of the group as at 30 June 2023 which, in the opinions of the directors are material to the group. The entity listed below has share capital consisting solely of ordinary shares, which are held directly by the consolidated entity. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

For more information refer to note 37.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 21. Investments (continued)

The recoverable amounts of the Company's investments are reviewed at each reporting date. As the Company's investments are in unlisted entities, the determination of recoverable value is subject to various estimates and assumptions. As an accurate assessment of recoverable value is not available at the reporting date, the Company has elected to continue with provisions for impairment against each of its investments, as shown in the table below. When the Company can make a more accurate determination of recoverable value, the Company will re-assess whether a provision for impairment is still required for its investments.

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Investment in Jana Care - at costs	953,010	752,281
Less: provision for impairment	(953,010)	(752,281)
Investment in Body Composition Technologies - at cost	713,550	696,779
Less: provision for impairment	(713,550)	(696,779)
	-	-

	Jana Care	BCT
	$	$
Opening balance – 1 July 2022	-	-
Addition	200,729	16,771
Less: Impairment for the year	(200,729)	(16,771)
Ending balance - 30 June 2023	-	-

Note 22. Trade and other payables

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Trade payables	2,810,643	136,372
Accrued Expenses	405,015	216,788
Employment related payables	251,896	147,609
	3,467,554	500,769

Note 23. Employee benefits

	Consolidated	
	30 June 2023	30 June 2022
Current	$	$
Annual leave	628,713	383,236

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 23. Employee benefits (continued)

	Consolidated	
	30 June 2023	**30 June 2022**
Non-current	**$**	**$**
Long service leave	200,277	62,861

Note 24. Loans to other entities

	Consolidated	
	30-Jun-2023	**30-Jun-2022**
	$	**$**
Investment in Bearn - at cost	806,940	803,072
Less: provision for impairment	(806,940)	(803,072)
	-	-

Reconciliation of the loan balance at the beginning and end of the current financial year are set out below:

Opening balance – 1 July 2022	-	747,718
Accrued interest	121,131	55,354
Repayment	(150,700)	-
Impairment	(3,868)	(803,072)
Impact on foreign exchange rate	33,437	-
Ending balance – 30 June 2023	-	-

Bearn, Inc ("Bearn") has developed an application that allows tor the gamification and engagement of health users by rewarding users for achieving health goals. In January 2021, the Company entered a Joint Marketing Agreement (the "Bearn Agreement") with Bearn). Pursuant to the Bearn Agreement, the Company has funded a total of US$500,000 to Bearn over 4 tranches. The loan is secured over Bearn's software and separately a pledge over the interests of Bearn's founder, Mr. Aaron Drew.

Under the terms of the agreement, Bearn undertook to use the funds advanced by the Company to integrate the AHI scan capabilities and launch with a target to deliver 1 million active monthly users to the Company within 12 months from Launch. If Bearn failed to achieve this target, the loan and interest became repayable 15 months from the date of the promissory note, which was extended to October 31, 2022.

If Bearn achieves the target the repayment date will be extended for a further 12 months.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 24. Loans to other entities (continued)

The Bearn Agreement contains certain warranties, indemnities and limitations of liability by both parties. The loan attracts interest at 8% for the first 12 months and thereafter a sliding scale of interest (15% to 0%) applies depending on the number of monthly active users. Should the number of active monthly users reach 2 million, the loan will be forgiven. The maturity date depends on Bearn achieving 1 million active monthly users. If the target is not achieved, then the loan and accrued interest is repayable in 15 months.

As at 30 June 2023, Bearn had not achieved its sales targets.

The value of the Bearn loan at 30 June 2023 is $806,940 (2022: $803,072), which includes accrued interest during the period of $121,131 (2022: $55,354). The Company has fully impaired the value of the Bearn loan at 30 June 2023 and 30 June 2022.

Bearn made repayments of USD$100,973 (AUD$150,700) in respect of the loan during the year ended 30 June 2023 (2022: Nil).

Note 25. Interest bearing borrowings

	Consolidated	
	30 June 2023	30 June 2022
	$	$
R&D prepayment loan [1]	1,000,000	700,000
Other loans[2]	207,712	410,171
Convertible notes payable[3]	225,460	-
	1,433,172	1,110,171

Interest bearing borrowings movement	Opening balance at 1 July 2022	Additions	Repayment	Closing balance at 30 June 2023
R&D prepayment loan	700,000	1,000,000	(700,000)	1,000,000
Other loans	410,171	1,195,000	(1,397,459)	207,712
Convertible notes payable	-	1,975,460	(1,750,000)	225,460
	1,110,171	4,170,460	(3,847,459)	1,433,172

[1] In the year ended 30 June 2023, the Company received a $1,000,000 R&D tax prepayment loan from Asymmetric Innovation Finance Pty Ltd Pty Ltd. The loan attracts interest at a rate of 15% per annum and will be repaid in full on following the assessment of AHI's 2023 R&D tax incentive and the corresponding receipt of funds.

In the year ended 30 June 2022, the Company received a $700,000 R&D tax prepayment loan from R&D Capital Partners Pty Ltd. The loan attracts interest at a rate of 1.15% per month and was repaid in full on 30 January 2023 following the assessment of AHI's 2022 R&D tax incentive.

[2] Other loans, held with First Insurance Funding, are held to fund the Company's upfront annual insurance premium. The loans are unsecured and interest bearing at a rate of 7.5%.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 25. Interest bearing borrowings (continued)

[3] Holders of each convertible note, face value $1, may convert into shares any time after the earlier of the first 6 months of issuance of the note and the date that the AHI share price on the ASX trades at or above a floor price of $0.50. AHI must pay interest on the face value at 8% per annum, calculated and capitalised quarterly.

Note 26. Lease liabilities

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Current liability	65,182	51,213
Non-current liability	305,082	-
	370,264	51,213

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Balance at the beginning of the financial year	51,213	138,125
Lease liability recognised - new operating lease [1]	400,140	-
Repayment of lease liability	(81,089)	(86,912)
Balance at the end of the financial year	370,264	51,213

The consolidated entity had a 3-year lease agreement for office premises in Perth, Australia which ended on 31 December 2022. The total payments under the lease amounting to $299,129 were discounted at the Company's incremental borrowing rate of 10% in order to determine the initial lease liability of $211,191. To determine the incremental borrowing rate, third-party financing received was used as a starting point and adjusted to reflect changes in financing conditions since the third-party financing was received.

[1] The consolidated entity extended its lease over the premises for an additional 3 years, with options for a 4th and 5th year. This lease commenced on 1 January 2023. The total payments under the lease amounting to $487,469 have been discounted at the Company's incremental borrowing rate of 7.8% in order to determine the initial lease liability of $400,140. To determine the incremental borrowing rate, third party financing was used as a starting point and adjusted to reflect changes in financing conditions.

During the financial year, $20,245 (2022: $23,589) interest on the lease was expensed as financing costs.

Note 27. Other current liabilities

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Deferred revenue	59,589	-
Deferred acquisition consideration	372,875	-
	432,464	-

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 27. Other current liabilities (continued)

The deferred acquisition consideration relates to the acquisition of Vertica Health (Pty) Ltd. Refer to Note 4. Under the terms of the Vertica acquisition, deferred consideration was payable to the vendors as follows:

- US$250,000 payable 1 year from closing; and
- US$250,000 payable 2 years from closing.

Reconciliation of deferred revenue

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Opening balance	-	-
Advances received during the year, net of revenue recognised	59,589	-
Deferred revenue acquired through business combination	150,016	-
Revenue recognised during the year that was included in the deferred revenue balance at the beginning of the year or at business combination	(150,016)	-
Closing balance	59,589	-

Note 28. Other Non-current liabilities

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Deferred acquisition consideration	346,796	-

The reconciliation of the present value of deferred consideration at business combination to balance date is shown below:

	30 June 2023	30 June 2022
	$	$
Deferred consideration – current portion	372,875	-
Deferred consideration – non-current portion	346,796	-
	719,671	-

Refer to Note 32 for further information on financial instruments.

Note 29. Issued capital

Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 29. Issued capital (continued)

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Ordinary shares have no par value. There is no limit to the authorised share capital of the Company. There are no externally imposed capital requirements.

	Consolidated			
	30 June 2023 Shares	30 June 2022 Shares	30 June 2023 $	30 June 2022 $
Issued capital - ordinary shares	217,703,969	166,749,382	76,008,621	61,822,859
Issued share capital	217,703,969	166,749,382	76,008,621	61,822,859

Share movements during the period - ordinary shares	30 June 2023 Shares	30 June 2022 Shares	30 June 2023 $	30 June 2022 $
At the start of the period	166,749,382	136,362,538	61,822,859	39,213,794
Share placement	20,000,000	-	5,000,000	-
Shares issued on exercise of Performance rights (Note 31)	10,500,000	5,000,000	8,410,200	1,996,500
Shares issued on exercise of Options	-	3,103,622	-	1,665,905
Shares issued to related party	-	2,000,000	-	920,000
Share based payments	-	1,172,812	-	1,050,237
Share issue - NASDAQ IPO	-	16,100,000	-	16,706,786
Share issue - conversion of convertible note	-	3,010,410	-	3,125,964
Share issue - Vertica acquisition (Note 4)	1,500,000	-	180,000	-
Share issue - Wellteq acquisition (Note 4)	17,804,587	-	1,673,631	-
Shares issued to service providers	1,150,000	-	117,600	-
Less share issue costs	-	-	(1,195,669)	(2,856,327)
	217,703,969	166,749,382	76,008,621	61,822,859

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 29. Issued capital (continued)

Movements in ordinary share capital

Details	Date	Shares	Issue price	$
Opening Balance	1 July 2022	166,749,382		61,822,859
Vertica acquisition shares (1)	05/08/2022	1,500,000	$0.120	180,000
Wellteq acquisition shares (2)	06/12/2022	17,804,587	$0.094	1,673,631
Conversion of performance rights (3)	19/12/2022	10,000,000	$0.831	8,305,200
Shares issued to service provider (4)	15/02/2023	400,000	$0.094	37,600
Shares issued to service provider (5)	15/02/2023	500,000	$0.105	52,500
Shares issued to service provider (6)	18/04/2023	250,000	$0.110	27,500
Share placement (7)	14/06/2023	20,000,000	$0.250	5,000,000
Conversion of performance rights (8)	30/06/2023	500,000	$0.210	105,000
Share issue costs (9)		-	$0.000	(1,195,669)
Balance	30 June 2023	217,703,969		76,008,621

(1) Issued at a market value of $0.12 per share at the time of the Vertica acquisition. See Note 4.

(2) Issued at a market value of $0.094 per share at the time of the Wellteq acquisition. See Note 4.

(3) 10,000,000 vested performance rights were exercised by Mr Vlado Bosanac on 12 December 2022 into ordinary shares in the Company.

(4) 400,000 shares were issued to Mr Evan Cross at $0.094 per share for consultancy services rendered to the company.

(5) 500,000 shares were to a supplier as a fee for securing a $1million short term loan facility.

(6) 250,000 shares were issued to Celtic Capital Pty Ltd at $0.11 per share for consultancy services rendered to the company.

(7) 20,000,000 shares were issued in a private placement to Orca Capital GMBH at $0.25 per share. A capital raising fee of $315,000 was payable to Evolution Capital from the proceeds of the capital raise.

(8) 500,000 vested performance rights were exercised by a former employee on 30 June 2023 into ordinary shares in the Company.

(9) Share issue costs incurred during the period included:

● $135,562 for legal fees in respect of the Wellteq Acquisition.
● $315,000 to Evolution Capital as described in (7) above.
● $42,724 to other the Maxim Group and VCheck Global for capital raising services rendered.
● $702,383 to Evolution capital to recognise issue of shares on capital raising

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 30. Reserves

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Equity Remuneration Reserve	1,601,530	9,338,100
Foreign currency reserve	(283,273)	-
	1,318,257	9,338,100

Equity remuneration reserve
The reserve is used to recognise the value of equity benefits provided to employees and Directors as part of their remuneration, and other parties as part of their compensation for services.

	Consolidated	
	30 June 2023	30 June 2022
Movement in equity remuneration reserve	$	$
Balance at the beginning of the year	9,338,100	5,293,019
Fair value vesting expense of options and performance rights	807,383	6,532,583
Fair value of options/performance rights exercised during the year	(8,410,200)	(2,487,502)
Lapse of performance rights and options	(133,753)	-
Balance at the end of the period	1,601,530	9,338,100

Foreign currency reserve
The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars.

	Consolidated	
	30 June 2023	30 June 2022
Movement in foreign currency reserve	$	$
Balance at the beginning of the period	-	-
Movement in the value of foreign subsidiary losses and intercompany loan balances	283,273	-
Balance at the end of the period	283,273	-

Note 31. Share-based payments

Options

The company has an Incentive Option Plan which was re-adopted following Shareholder approval in November 2019. Options over unissued shares are issued at the discretion of the Board.

a) Options granted, issued, exercised and lapsed during the year

During the year ended 30 June 2023, the Company issued the following options.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 31. Share-based payments (continued)

● 2,500,000 unlisted options were issued, valued at $0.28 with an exercise price of $0.35 to Evolution Capital Pty Ltd on 13 June 2023 in respect of capital raising services rendered. These options expire on 13 June 2025 and had no vesting conditions.

During the year ended 30 June 2022, the Company issued 700,000 unlisted Director options (following shareholder approval) and 140,000 unlisted placement options, details of which can be found below.

During the year ended 30 June 2023, no options vested (2022 - Nil).

During the year ended 30 June 2023, no options were exercised.

During the year ended 30 June 2022, the following options were exercised:

Grant date	Options exercised	Exercise price	Vesting date	Expiry date
21/12/2016	750,000	$0.10	31/12/2018	31/12/2021
21/12/2016	500,000	$0.10	26/10/2019	30/12/2021
31/07/2018	250,000	$0.50	31/12/2019	31/12/2022
31/07/2018	250,000	$0.50	31/12/2020	31/12/2023
12/02/2019	58,333	$0.60	05/03/2019	20/02/2022
27/11/2019	500,000	$0.60	04/12/2020	04/12/2022
24/02/2020	100,000	$0.50	31/01/2021	31/01/2022
	2,408,333			

b) Options on issue at balance date

The number of options outstanding over unissued ordinary shares at 30 June 2023 is 7,786,958 as follows:

Grant date	Options granted	Exercise price	Vesting date	Expiry date
01/02/2019	200,000	$0.65	31/12/2020	31/12/2023
19/10/2020	4,246,958	$1.60	19/10/2020	19/10/2023
07/02/2022	140,000	$1.10	07/02/2022	18/01/2025
07/02/2022	700,000	$1.50	07/02/2022	07/02/2025
13/06/2023	2,500,000	$0.35	13/06/2023	13/06/2025
	7,786,958			

During the current year the following movements in options over unissued shares occurred for share-based payments:

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 31. Share-based payments (continued)

	Number of options 30 June 2023	Weighted average exercise price 30 June 2023	Number of options 30 June 2022	Weighted average exercise price 30 June 2022
Outstanding at the beginning of the financial year	6,486,958	$1.131	8,120,291	$1.041
Granted	2,500,000	$0.350	840,000	$1.433
Forfeited	(1,200,000)	$0.608	(65,000)	$0.600
Exercised	-	$0.000	(2,408,333)	$0.316
Outstanding at the end of the financial year	7,786,958	$0.839	6,486,958	$1.131
Exercisable at the end of the financial year	7,786,958	$0.839	6,486,958	$1.131

The range of exercise prices for options outstanding at the end of the year was $0.35 to $1.50 (2022: $0.60 to $1.50).

The weighted average contractual life for unexercised options is 11.2 months (2022: 14.6 months)

c) Subsequent to balance date

Since the end of the financial year and the date of this report, no options have been exercised (2022: Nil). No options have been cancelled, issued or vested between the end of the financial year and the date of this report.

d) Basis and assumptions used in the valuation of options

2,500,000 options were issued during the financial year (2022: 840,000 options) and have been valued and expensed immediately since there are no vesting conditions. The share-based payments expense for the period of $702,383 (2022: $138,012) relates to the fair value of options apportioned over their respective vesting periods.

The options issued during the year ended 30 June 2023 were valued using the Black-Scholes option valuation methodology, as follows:

Date granted	Options Granted No.	Exercise price $	Expiry date	Risk free interest rate %	Volatility applied %	Value per option
13/06/2023	2,500,000	$0.35	13/06/2025	4.10%	137.0%	$0.281

The options issued during the year ended 30 June 2022 were valued using the Black-Scholes option valuation methodology, as follows:

Date Granted	Options granted No.	Exercise price $	Expiry date	Risk free interest rate %	Volatility applied %	Value per option $
07/02/2022	700,000	$1.50	07/02/2025	1.39%	95.8%	$0.160
07/02/2022	140,000	$1.10	18/01/2025	1.39%	95.8%	$0.184

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 31. Share-based payments (continued)

Historical volatility at the time of issue has been used as the basis for determining expected share price volatility, as it is assumed that this is an indicator of future share price performance, which may not eventuate.

Performance Rights

The Company's Performance Rights Plan was re-approved by shareholders in December 2020.

a) Performance rights granted, vested and lapsed during the year

During the financial year ended 30 June 2023, the following grants occurred with respect to performance rights during the period:

Grant Date	Rights granted	Expiry date	Fair value per right at grant date	Vesting
28/06/2023	500,000	28/06/2024	$0.21	Issued vested

During the financial year ended 30 June 2023, the following occurred with respect to performance rights during the period:

- 10,000,000 vested performance rights were exercised by Mr Vlado Bosanac on 12 December 2022 into ordinary shares in the Company.
- 500,000 performance rights were issued to an employee on 28 June 2023 and vested immediately. These rights were exercised on 30 June 2023 for 500,000 ordinary shares in the Company.

During the financial year ended 30 June 2022, no new performance rights were granted by the Company. The following transactions occurred with respect to performance rights during the period:

- 2,000,000 performance rights vested in Mr Vlado Bosanac and were exercised on 1 March 2022 for 2,000,000 ordinary shares in the Company.
- 100,000 performance rights, which were due to vest on 6 November 2022 and 6 November 2023 respectively lapsed, due to the employee holding those performance rights resigning from the Company in June 2022.

Performance rights on issue at balance date

The number of performance rights outstanding over unissued ordinary shares at 30 June 2023 is as follows:

Grant date	No of rights	Expiry date	Fair value per right at grant	Vesting
06/11/2020	50,000	06/11/2026	$0.85	Vested, not exercised

c) Subsequent to balance date

Subsequent to the balance date, no performance rights have been granted, exercised, expired or cancelled.

d) Basis and assumptions used in the valuation of performance rights

Performance rights issued during the period were issued with no vesting conditions. The 500,000 performance rights issued on 28 June 2023 were valued with reference to the underlying AHI share price at the time of issue, being $0.21.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 31. Share-based payments (continued)

Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated	
	30 June 2023	**30 June 2022**
	$	**$**
Shares issued for services rendered in relation to the NASDAQ listing	-	979,638
Shares issued to directors as remuneration	-	920,000
Shares issued to advisers as remuneration	117,600	-
Performance rights issued to directors and employees as remuneration	105,000	6,394,571
Options issued to directors as remuneration	-	112,188
Options issued to directors as remuneration	-	25,824
Options issued to advisers as remuneration[1]	702,383	-
	924,983	8,432,221

1 Options issued in relation to capital raising cost.

Note 32. Financial instruments

Financial risk management objectives
The consolidated entity's activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk and interest rate risk), credit risk and liquidity risk. The consolidated entity's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the consolidated entity. The Board of Directors has the overall responsibility for the risk management framework and has adopted a Risk Management Policy.

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the consolidated entity's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising any return.

Foreign currency risk
The consolidated entity undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations. The company is listed on the NASDAQ capital market and holds a portion of its cash assets in US denominated bank accounts. In addition, the acquisition of the Wellteq and Vertica groups during the financial year has further exposed the consolidated entity to fluctuations in the Canadian Dollar, Singaporean Dollar and South African Rand.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

The consolidated entity does not have any direct exposure to equity risk.

Price risk
The consolidated entity is not exposed to any significant price risk.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 32. Financial instruments (continued)

Interest rate risk

The consolidated entity has cash assets which may be susceptible to fluctuations in changes in interest rates. Whilst the consolidated entity requires the cash assets to be sufficiently liquid to cover any planned or unforeseen future expenditure, which prevents the cash assets being committed to long term fixed interest arrangements.

At the reporting date, the interest profile of the consolidated entity's interest-bearing financial instruments was:

	Carrying value	
	30 June 2023	30 June 2022
	$	$
Fixed rate instruments		
Financial asset[1]	806,940	803,072
Financial liabilities	(1,803,436)	(1,161,384)
	(996,496)	(358,312)
Variable rate instruments		
Financial assets	2,104,584	6,011,368

[1] Whilst the consolidated entity has fully impaired the Loan Receivable from Bearn LLC as at 30 June 2023 and 2022, it continues to accrue interest on this financial asset. The interest portion of this loan receivable has been fully impaired. See Note 24.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit of Loss		Equity	
	1% increase	1% decrease	1% increase	1% decrease
	$	$	$	$
2023				
Variable Rate Instruments	21,046	(21,046)	21,046	(21,046)
2022				
Variable Rate Instruments	60,114	(60,114)	60,114	(60,114)

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has a strict code of credit, including obtaining agency credit information, confirming references and setting appropriate credit limits. The consolidated entity obtains guarantees where appropriate to mitigate credit risk. The maximum exposure to credit risk at the reporting date to recognised financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements. The consolidated entity does not hold any collateral.

Trade and other receivables

The carrying amount recorded in the financial statements, net of any allowance for losses, represents the consolidated entity's maximum exposure to credit risk.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 32. Financial instruments (continued)

Cash deposits

The Directors believe any risk associated with the use of predominantly only one bank is addressed through the use of at least an A-rated bank as a primary banker and by the holding of a portion of funds on deposit with alternative A-rated institutions. Except for this matter the consolidated entity currently has no significant concentrations of credit risk.

The Directors do not consider that the consolidated entity's financial assets are subject to anything more than a negligible level of credit risk, and as such no disclosures are made.

Liquidity risk

Liquidity risk is the risk that the consolidated entity will not be able to meet its financial obligations as they fall due. The consolidated entity's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the consolidated entity's reputation.

The consolidated entity manages liquidity risk by monitoring its cash reserves and forecasting spending. Management is cognisant of the future demands for liquid finance resources to finance the consolidated entity's current and future operations, and consideration is given to the liquid assets available to the consolidated entity before commitment is made to future expenditure or investment.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

30 June 2023	Weighted average interest rate %	Carrying amount $	Contractual cash flows $	6 months or less $	6-12 months $	1-2 years $	2-5 years $	More than 5 years $
Trade and other payables	-	3,467,554	3,467,554	3,467,554	-	-	-	-
Interest bearing borrowings	11.25%	1,207,712	1,207,712	1,207,712	-	-	-	-
Lease liabilities	7.80%	370,064	442,469	45,000	46,800	95,472	255,197	-
Convertible notes	8.00%	225,460	225,460	-	-	-	225,460	-
Other current liabilities	-	432,464	432,464	432,464	-	-	-	-
Other non-current liabilities	-	346,796	346,796	-	-	346,796	-	-
		6,050,050	6,122,455	5,152,730	46,800	442,268	480,657	-

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 32. Financial instruments (continued)

30 June 2022	Weighted average interest rate %	Carrying amount $	Contractual cash flows $	6 months or less $	6-12 months $	1-2 years $	2-5 years $	More than 5 years $
Trade and other payable	-	500,769	500,769	500,769	-	-	-	-
Interest bearing borrowings	10.00%	1,110,171	1,110,171	1,110,171	-	-	-	-
Lease liabilities	10.00%	51,213	51,213	51,213	-	-	-	-
		1,662,153	1,662,153	1,662,153	-	-	-	-

Fair value of financial instruments
The fair values of financial assets and liabilities, together with their carrying amounts in the statement of financial position, for the consolidated entity are as follows:

Consolidated	30 June 2023 Carrying amount $	Fair value $	30 June 2022 Carrying amount $	Fair value $
Assets				
Cash and cash equivalents	2,104,584	2,104,584	6,011,368	6,011,368
Trade receivables	311,912	311,912	51,176	51,176
	2,416,496	2,416,496	6,062,544	6,062,544
Liabilities				
Trade and other payables	3,467,554	3,467,554	500,769	500,769
Interest bearing borrowings	1,433,172	1,433,172	1,110,171	1,110,171
Lease liability - current	65,182	65,182	51,213	51,213
Lease liability - non current	305,082	305,082	-	-
Other payables (Note 28)	346,796	346,796	-	-
	5,617,786	5,617,786	1,662,153	1,662,153

Impairment losses

For the year ended 30 June 2023, the Directors elected to impair all the consolidated entity's investments and loan receivable as listed in these Financial Statements, as the Directors believe that there is currently a lack of reliable indicators to assess the fair value of these investments. Refer to note 9 for additional information.

Note 33. Commitments

Lease commitments

The company has a lease for its principal place of business at Unit 5, 71-73 South Perth Esplanade, South Perth in Western Australia (Lease), which was initially entered into on 1 January 2020 and renewed for a further term commencing 1 January 2023. The lease is accounted for under accounting standard AASB 16 *Leases*. Refer to Note 26.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 33. Commitments (continued)

Other commitments

(i)   During the year ended 30 June 2022, AHI completed its investment of USD $3,000,000 in Triage Technologies, Inc. ("Triage") However, AHI has, by mutual agreement with Triage, yet to issue it with USD $3,000,000 in ordinary shares in AHI, as part of a strategic plan to expand the Company's service offering, referred to as "DermaScan".

(ii)   As disclosed in AHI's 2022 Annual report, AHI has an Agreement with Tinjoy Biotech Limited "Tinjoy"), to contribute USD $200,000 towards Tinjoy's marketing costs, and has an option to invest in Tinjoy's Winscan Platform as follows:

● AHI has the right to acquire up to 40% of Tinjoy's Winscan Platform, priced at a valuation of US$10 million taking for consideration to be approximately US$2-4 million. This can be in cash or shares in AHI or a combination as mutually agreed.
● 12-24 month option to take up the 40% at AHI's option to acquire a holding in WinScan. The option would be triggered should WinScan achieve user numbers of 5 million users a month. This would trigger a 20% investment of US$2 million from AHI.
● If WinScan achieves a user base of 10 million monthly users, AHI would be required to take up a 40% stake in WinScan at an agreed investment of US$4 million.
● In the event AHI exercises its option, the US$200,000 marketing and training advance will form part of the total investment outlined above.
● At the date of this report, US$50,000 in payments have been made to Tinjoy in lieu of AHI's marketing contribution.

To the date of this report, AHI has paid US$150,000 to Tinjoy, with a remaining balance of US$50,000 committed, but not yet paid.

This commitment still exists at 30 June 2023.

Note 34. Contingencies

There are no material contingent assets or liabilities at the reporting date.

Note 35. Key management personnel disclosures

Directors
The following persons were Directors of Advanced Health Intelligence Ltd during the financial year:

Mr Nick Prosser   Interim Non-Executive Chairman
Dr Katherine Iscoe   Executive Director
Mr Scott Montgomery   Executive Director and CEO - appointed 1 December 2022
Mr Michael Melby   Non-Executive Director
Mr Dato Low Koon Poh   Non-Executive Director
Mr Peter Goldstein   Non-Executive Director
Ms Jacqueline Yee   Non-Executive Director - appointed 20 December 2022
Mr Peter Vaughan   Non-Executive Director - appointed 1 December 2022,
                                         resigned 16 December 2022

Other key management personnel
The following person also had the authority and responsibility for planning, directing and controlling the major activities of the consolidated entity, directly or indirectly, during the financial year:

Simon Durack JP   Company Secretary and Chief Financial Officer

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 35. Key management personnel disclosures (continued)

Compensation
The aggregate compensation made to Directors and other members of key management personnel of the consolidated entity is set out below:

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Short-term employee benefits	928,274	695,325
Post-employment benefits	30,934	48,350
Share-based payments	-	7,421,903
	959,208	8,165,578

Note 36. Related party disclosures

Parent entity
Advanced Health Intelligence Ltd is the parent entity.

Joint ventures
Interests in joint ventures are set out in Note 37.

Key management personnel
Disclosures relating to key management personnel are set out in Note 35 and the remuneration report included in the Directors' report.

Transactions with related parties
On 19 December 2022, Vlado Bosanac, a former Director of the Company, elected to exercise 10,000,000 performance rights, which had previously vested in him after meeting the vesting criteria, into 10,000,000 fully paid ordinary shares in the Company. Mr Bosanac then sold these shares in an off-market transfer to his partner, Dr Katherine Iscoe, who is an Executive Director of the Company.

Receivable from and payable to related parties
There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties
There were no loans to or from related parties at the current and previous reporting date.

Note 37. Interests in joint ventures

The Company has a 50% interest in Body Composition Technologies Pte Limited ("BCT"). Under the terms of the joint venture agreement, BCT is licensed to distribute the AHI technology to the Medical and Insurance sectors.

Interests in joint ventures are accounted for using the equity method of accounting. Information relating to joint ventures that are material to the consolidated entity are set out below:

At balance date, the Company had a 50% interest in BCT and is not deemed to have control of BCT under *AASB 3 Business Combinations* and *AASB 10 Consolidated Financial Statements.*

The following tables illustrate the summarised financial information of the Company's investment in BCT:

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 37. Interests in joint ventures (continued)

Summarised financial information

	BCT	
	30 June 2023	**30 June 2022**
	$	**$**
Summarised statement of financial position		
Current assets	155,061	1,803
Total assets	155,061	1,803
Current liabilities	1,236,808	500,815
Non-current liabilities	1,080,345	2,000,000
Total liabilities	2,317,153	2,500,815
Net liabilities	(2,162,092)	(2,499,012)
Summarised statement of profit or loss and other comprehensive income		
Revenue	226,341	269,203
Expenses	(171,167)	(537,009)
Profit/(loss) before income tax	55,174	(267,806)
Other comprehensive income	-	-
Total comprehensive income	55,174	(267,806)
Reconciliation of the consolidated entity's carrying amount		
Opening carrying amount	-	680
Share of loss after income tax	-	(680)
Closing carrying amount	-	-

As the investment in the joint venture has been written down to nil, no share of the joint venture's loss has been brought to account in the Company's loss from ordinary activities for the current financial period.

Note 38. Events after the reporting period

AHI Signs Exclusive License with Changlin Network Technology Ltd

On August 4, 2023, Advanced Health Intelligence informed shareholders that the Company has executed a binding exclusive, perpetual license with Shanghai-based Changlin Network Technology Ltd ("Changlin").

Shanghai-based Changlin Network Technology and Advanced Health Intelligence have worked together over the past 90 days, collaborating on the terms and commercial aspects of the exclusive license for The Peoples Republic of China. Today, we are pleased to inform shareholders of the conclusion and signing of the license between the groups.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 38. Events after the reporting period (continued)

Changlin was initially founded in 2019 by Cecilia Qiao and Russell Bateman, collectively bringing over 50 years' experience in the health insurance sector spanning the globe and particularly mainland China. Using the "China 2030 health initiative" as its cornerstone, Changlin was established as a specific vehicle to implement transformational technologies. Now, Changlin will direct its resources to commercialise and bring AHI's innovative, scalable digital healthcare solutions to the People's Republic of China at scale. This creates the foundation of rapid growth and reflects its mission to transform the country's healthcare landscape through the power of advanced digital technology.

Changlin identified AHI's innovative technology in 2019 when attending a demonstration by AHI with China's 3rd largest Insurance company, China Pacific Insurance Company, CPIC. Changlin's strategy is to leverage AHI's technology through the support and initiatives the Chinese Government is encouraging with a need to improve the population's health and healthcare accessibility. The Chinese government has initiated a comprehensive policy to actively encourage and foster innovation in the healthcare sector, with an emphasis on inviting local Chinese companies to scout, partner with, and bring cutting-edge technologies from around the globe. This strategic move aligns with the government's vision to advance healthcare services and improve patient care in China. It underscores China's commitment to modernise its healthcare system and infrastructure, accelerate digital health transformation, and, in doing so, meet the evolving health needs of its population. China is paving the way for a healthier and technologically advanced future by inviting global health innovation.

The intention is to provide individuals with AHI's Biometric Health Assessment via the Changlin platform or application, identifying commonly known chronic disease indicators to triage the individual into the appropriate care pathways.

The broad commercial terms of the license with Changlin Network Technology Ltd are:

(1) Changlin is to pay AHI USD$10 million within 90 days from the execution date of the agreements for the exclusive and perpetual right to AHI's technology ("**Upfront License Fee**"). Changlin is in the process of obtaining finance to pay the Upfront License Fee, following which approval from the State Administration of Foreign Exchange of China ("**SAFE**") will be sought.
(2) Following the receipt of SAFE approval, the Upfront License Fee will be paid, and AHI will grant Changlin the license.
(3) This period may be extended by mutual agreement.
(4) Changlin will pay AHI an annual license fee of USD$5m in addition to any revenue share.
(5) AHI will receive a 25% revenue share of Changlin's gross sales. This revenue share will be paid quarterly in arrears.
(6) The agreement contains standard termination clauses as is customary in such arrangements.
(7) Changlin will localise the intellectual property (IP) and, if necessary, develop its own IP related to the licensed technology.
(8) Changlin may only commercialise the technology within the People's Republic of China
(9) Should Changlin create IP that AHI wishes to offer outside of China, AHI retains the unrestricted right to do so in all other jurisdictions globally.
(10) Changlin has been granted a 120-day standstill period during which AHI will not offer, sell, or enter negotiations with other parties within China.
(11) AHI will initially hold shares in Changlin of 50%.
(12) Changlin is targeting an initial public offering in 2024 (IPO); in such an event, AHI will maintain up to 25%, but not less than 20%, of its common shareholding in Changlin at the IPO.

AHI Signs Collaboration Agreement with IntelliGen FZ-LLC

On August 14, 2023, Advanced Health Intelligence informed shareholders that the Company has entered into a Collaboration Agreement with UAE-Based IntelliGen FZ-LLC ("Intelligen") to deploy the AHI technology throughout the Middle East. The Collaboration Agreement between AHI and IntelliGen represents the successful conclusion of an extensive evaluation process by IntelliGen, which encompassed technology functionality, usability, and health evaluation.

The collaboration between AHI and IntelliGen represents an initiative to address the pressing healthcare challenges in the Middle East, particularly in Saudi Arabia. This partnership combines AHI's advanced technology with IntelliGen's deep understanding of in-country needs and its founders' extensive experience in healthcare provision and government collaboration.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 38. Events after the reporting period (continued)

The parties are targeting Q1 2024 as the initial launch of the combined solution, and until such time AHI does not expect this collaboration to generate any revenue.

The broad commercial terms of the license with Intelligen are:

(1)   The agreement was made between IntelliGen Solutions FZ-LLC, a company incorporated under the laws of the Dubai Development Authority, and Advanced Health Intelligence Ltd (AHI);
(2)   The initial term of the agreement will be for 12 months from the effective date and will automatically extend annually unless terminated by either party with 30 days' notice prior to the end of the initial term;
(3)   The partnership aims to establish AHI's presence within both governmental and private entities across the Middle East, mainly focusing on Saudi Arabia. The goal is to commercialise AHI's technology through IntelliGen Solutions;
(4)   AHI UAE will form a Special Purpose Vehicle (SPV) to pursue commercial opportunities introduced by IntelliGen Solutions;
(5)   IntelliGen will receive a revenue share from all opportunities introduced by IntelliGen;
(6)   Revenue share will be calculated as 50% of revenue above AHI base commercial offering; and
(7)   The Agreement can be terminated by mutual agreement upon 90 Days written notice or with cause.

IntelliGen has the potential to earn between 250,000 and up to 2,000,000 fully paid ordinary shares in AHI. This share allocation is intricately linked to the successful generation of license fees through collaboration or direct investment in AHI. The issuance of these shares is contingent upon IntelliGen meeting specific criteria related to generating license fees or investment, as outlined in the table below. Upon the successful fulfilment of these criteria, AHI will seek shareholder approval for the issuance of the shares.

Aggregate License Fee/Investment ($)	AHI Shares issued to IntelliGen
US$2m	250,000
US$5m	500,000
US$10m	1,000,000
US$20m	2,000,000

AHI successfully registers R&D Overseas Advance Ruling

On August 17, 2023 - Advanced Health Intelligence Ltd announced a significant milestone in its ongoing commitment to innovation and research. AHI's submission to the Australian Government was successful in obtaining eligibility for 43.5% reimbursement of approved expenditures incurred abroad for overseas Research & Development (R&D) of intellectual property (IP) under the Australian Government Research and Development Tax Incentive Scheme.

Following a thorough review and assessment by the relevant governmental bodies, AHI's R&D projects for further enhancement of its IP pertaining to its biometric health assessment, clinical trial validations and on-device algorithms was approved. As a result, the Company is now eligible to claim 43.5% of the costs incurred for these approved Overseas Research and Development activities.

After closing the acquisitions in 2022 of Vertica Health and Wellteq Digital Health Inc., the Company expanded its global development team across the US, Singapore, South Africa, and Netherlands. The economic value returned to the Company through the R&D reimbursement scheme is significant, and AHI will now be able to cast a far broader net to attract additional skills required to extend its leadership in its field of smartphone-derived biometric health technology.

This success underscores AHI's dedication to pioneering research and aligns with the Australian Government's robust support for advancing global research initiatives and Australian-owned IP development. It reflects both the stringent eligibility criteria and the broader goals of the R&D reimbursement program, designed to foster innovation and growth within the industry.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 38. Events after the reporting period (continued)

The reimbursement will significantly contribute to AHI's ongoing R&D projects, enabling the Company to invest in cutting-edge technologies and methodologies that will drive future success and what we believe to be game-changing for global health.

No other matter or circumstance has arisen since 30 June 2023 that has significantly affected, or may significantly affect the consolidated entity's operations, the results of those operations, or the consolidated entity's state of affairs in future financial years.

AHI Secures $1.5 million Convertible Loan Facility

On 13 September 2023, the Company announced that it had secured a $1.5 million Convertible Loan Facility, with the capacity to increase this amount to $5 million under the facility.

The term of the Convertible Loan facility is 24 months, with interest accruing on the facility at 10% per annum (calculated daily) and is compounded quarterly in arrears. The investors may elect to redeem the outstanding principal amount and interest on the loans in cash on the maturity date.

Subject to receipt of prior Company shareholder approval, loans and interest may be converted into fully paid ordinary shares in the Company, at the investor's election, at a conversion price equal to A$0.30 per share.

Each investor may only request to convert the loans into Shares any time after the earlier of the first 6 months of advance of the loans to the Company and the date that the AHI share price on the ASX trades at or above a floor price of A$0.35, by sending to the Company a written conversion request. On receipt of a conversion request, the Company must seek shareholder approval to convert the loans into Shares within two months.

At any time prior to the Maturity Date, the Company may notify the investors that it intends to raise capital to repay the outstanding amount under the facility in cash. In this circumstance, AHI will pay a 10% break fee on the outstanding loan funds and interest.

The Company is currently considering other financing opportunities and will keep shareholders informed as this round of fund-raising progresses.

Note 39. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by PKF Brisbane Audit, the auditor of the Company:

	Consolidated	
	30 June 2023	30 June 2022
	$	$
Audit and review of the Company's financial statements		
- PKF Perth	-	159,900
- PKF Brisbane Audit	197,000	95,000
Taxation services - PKF Perth	15,730	13,300
Other services - PKF Perth	1,200	3,500
	213,930	271,700

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 40. Parent entity information

Set out below is the supplementary information about the parent entity.

Statement of profit or loss and other comprehensive income

	Parent	
	30 June 2023	**30 June 2022**
	$	**$**
Loss after income tax	(10,541,904)	(19,962,718)
Total comprehensive income	(10,541,904)	(19,962,718)

Statement of financial position

	Parent	
	30-Jun-23	**30-Jun-22**
	$	**$**
Total current assets	2,811,985	6,925,107
Total non-current assets	7,238,864	3,852,108
Total assets	10,050,849	10,777,215
Total current liabilities	3,901,365	2,044,842
Total non-current liabilities	1,206,130	62,861
Total liabilities	5,107,495	2,107,703
Net assets	4,943,354	8,669,512
Issued capital	76,008,621	61,822,859
Foreign currency reserve	232,801	-
Equity remuneration reserve	1,601,530	9,338,100
Accumulated losses	(72,899,598)	(62,491,447)
Total equity	4,943,354	8,669,512

Significant accounting policies
The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 1, except for the following:
● Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.
● Investments in associates are accounted for at cost, less any impairment, in the parent entity.

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 41. Fair value measurement

Fair value hierarchy
The following tables detail the consolidated entity's assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3: Unobservable inputs for the asset or liability

There were no Level 1, 2 and/or 3 liabilities held in 2023 (2022 $Nil).

The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature.

Valuation technique for fair value measurements categorised within level 3
The basis of the valuation of the investment in Triage Technologies Inc. ("Triage") is fair value as defined by AASB 13 *Fair Value Measurement*. As Triage resides in Canada, the Triage investment at 30 June 2023 and 30 June 2022 was valued by an accredited Canadian valuer using a discounted cash flow ("DCF") model.

The DCF method is an income-based valuation technique where it views the collection of business assets as a stream of future earnings arising from its potential to generate revenue from its unique assembly of tangible and intangible operating assets. The fair market value of this earnings stream is determined by applying a weighted average cost of capital ("WACC") to the debt free discretionary cash flow. The WACC includes a risk premium in addition to the risk-free interest rate to estimate the expected rate of return associated with forecast earnings.

After discounting the aggregate of the DCF and capitalised terminal year cash flow with the WACC results in the present value of cash flows.

The level 3 unobservable inputs include forecast earnings (including a long-term growth rate of 2% (2022 - 2%) and a WACC of 49.03% (2022 - 28.51%). The estimated fair value would increase (decrease) if the forecast earnings were higher (lower) or the WACC was (higher) lower.

Triage is an unaudited private company that continues to be a development Stage firm with marginal revenues and material operating losses through 30 June 2023. Accordingly, the forecasts and assumptions underlying the estimated fair value are subject to significant uncertainties which are often outside the control of the consolidated entity. In the event that forecasts and assumptions are not achieved, there exists a material uncertainty as to whether the fair valuation determined will be achieved and the carrying value of the investment will be recoverable. The financial statements do not include any adjustments relating to the recoverable value of the investment should the forecasts and assumptions used in the fair valuation not be achieved.

Level 3 assets and liabilities
Movements in the level 3 Triage investment during the current and previous financial year are set out below:

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Notes to the financial statements
30 June 2023

Note 41. Fair value measurement (continued)

Consolidated	Triage Investment $	Total $
Balance at 1 July 2021	-	-
Additions	3,116,171	3,116,171
Fair value adjustment	(551,089)	(551,089)
Balance at 30 June 2022	2,565,082	2,565,082
Fair value adjustment	(1,807,829)	(1,807,829)
Foreign exchange movement	6,956	6,956
Balance at 30 June 2023	764,209	764,209

In the opinion of the Directors of Advanced Health Intelligence Ltd (the 'Company):

a. The accompanying financial statements and notes are in accordance with the *Corporations Act 2001*, including:

(i)   giving a true and fair view of the Consolidated Entity's financial position as at 30 June 2023 and of its performance for the year ended; and
(ii)   complying with Australian Accounting Standards, the Corporations Regulations 2001, professional reporting requirements and other mandatory requirements.

b. There are reasonable grounds to believe that the Consolidated Entity will be able to pay its debts as and when they become due and payable.

c. The financial statements and notes thereto are in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

This declaration has been made after receiving the declarations required to be made to the directors in accordance with Sections 295A of *the Corporations Act 2001* for the financial year ended 30 June 2023.

This declaration is signed in accordance with a resolution of the Board of Directors.

Dated at South Perth this 21st day of September 2023

Nick Prosser
Non-Executive Chairman

PKF Brisbane Audit
ABN 33 873 151 348
Level 6, 10 Eagle Street
Brisbane, QLD 4000
Australia

+61 7 3839 9733
brisbane@pkf.com.au
pkf.com.au

INDEPENDENT AUDITOR'S REPORT

TO THE MEMBERS OF ADVANCED HEALTH INTELLIGENCE LTD

Report on the Financial Report

Opinion

We have audited the accompanying financial report of Advanced Health Intelligence Ltd (the company), which comprises the consolidated statement of financial position as at 30 June 2023, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors' declaration of the company and the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

In our opinion the financial report of Advanced Health Intelligence Ltd is in accordance with the *Corporations Act 2001*, including:

a) Giving a true and fair view of the consolidated entity's financial position as at 30 June 2023 and of its performance for the year ended on that date; and
b) Complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

Basis for Opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Report* section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the consolidated entity in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Emphasis of Matter – Estimation Uncertainty in the Preparation of the Financial Report

We draw attention to Note 41 Fair Value measurement in the financial report, which describes significant estimation uncertainty in the preparation of the financial statements, specifically as it relates to the forecasts used in determining the fair value of the company's investment in Triage Technologies Inc.

As described in Note 41, the underlying forecasts and assumptions are subject to uncertainties which are often outside the control of the consolidated entity. Actual outcomes may be different from those forecast since anticipated events frequently do not occur as expected, and the effect of those differences may significantly impact the resulting accounting estimates. Our opinion on the financial report is not modified in respect of this matter.

Material Uncertainty Regarding Going Concern

Without modifying our opinion, we draw attention to Note 1 in the Financial Report which outlines that the consolidated entity has incurred a net operating loss of $12,827,177 (2022: $20,076,843) which included non-cash items such as a provision for impairment as well as share-based payments, has a net cash outflow from operating activities amounting to $7,367,184 (2022: $9,858,799) and a net current asset deficiency of $2,776,308 as at 30 June 2023 (2022: surplus $4,912,968). As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the consolidated entity's ability to continue as a going concern. Our opinion on the financial report is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the Financial Report for the current period. These matters were addressed in the context of our audit of the Financial Report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matters described in the *Emphasis of Matter – Estimation Uncertainty in the Preparation of the Financial Report and Material Uncertainty Related to Going Concern* section, we have determined the matters described below to be key audit matters to be communicated in our report. For the matters below, our description of how our audit addressed the matters is provided in that context.

1. Business combinations

Why significant	How our audit addressed the key audit matter
During the year, the consolidated entity acquired 100% interest in the following entities: • Wellteq Digital Health Inc and its wholly owned subsidiaries ('Wellteq'); and • Vertica Health (Pty) Ltd ('Vertica'). As part of the business combination transactions, the consolidated entity recognised the following total amounts of goodwill and intangible assets: • Wellteq - goodwill of $2.6 million and intangible assets of $0.2 million; and • Vertica – goodwill of $0.6 million and intangible assets of $0.4 million. A deferred consideration of $0.7 million was also recognised on the acquisition of Vertica. The consolidated entity engaged an independent valuation expert to determine the fair value of the consideration paid, identify the intangible assets acquired and to allocate the consideration to the assets acquired relative to their respective fair	Our audit procedures included but were not limited to: • Evaluating the asset acquisition accounting applied by the consolidated entity against the requirements of Australian Accounting Standards; • Considering the objectivity, competence, experience and scope of the engagement of the independent experts appointed by the consolidated entity; • Evaluating the reasonableness of the valuation methodology used by the consolidated entity and its independent expert to determine the fair value of the consideration paid and intangible assets acquired; and • Assessing the adequacy of disclosures in the financial report in accordance with the requirements of Australian Accounting Standards.

Why significant	How our audit addressed the key audit matter
values. This is a key audit matter for the following reasons: 1. The acquired assets represent 41% of the consolidated entity's total assets as at 30 June 2023. 2. The valuation of acquired intangibles assets is complex and requires judgements to be made in adopting key assumptions in the underlying valuation models. This drives additional audit effort in assessing the accounting for the acquisition, the competence of the independent experts used, and the reasonableness of the valuation methodology adopted, and the key assumptions relied upon by management. Refer to Notes 1, 4, 20 to the financial report for a description of the accounting policy, significant estimates and judgements applied, and other details in relation to acquisition.	

2. Impairment assessment of intangible assets with an indefinite useful life

Why significant	How our audit addressed the key audit matter

As at 30 June 2023, the consolidated entity recorded the following assets required impairment considerations in Note 20 of the financial report:
• Goodwill of $3.2 million; and
• Intangible assets of $1.1 million.
 	
The Group accounting policy in respect of goodwill and intangible assets is outlined in Note 1.
 	
An annual impairment test for goodwill and other indefinite life intangible assets is required under Australian Accounting Standard (AASB) 136: *Impairment of Assets*.
 	
This is considered a key audit matter because:
1. the significance of the balances to the financial statements;
2. The evaluation of the recoverable amount requires the Group to exercise significant judgement in determining the key assumptions, which include:
  • 5-year cash flow forecast;
  • Terminal value growth factor;
  • Discount rate; and
  • Growth rate.
3. The outcome of the impairment assessment could vary if different assumptions were applied. As a result, the evaluation of the recoverable amount of intangible assets including goodwill is an area of significant estimation and judgement.
	Our work included, but was not limited to, the following procedures:
	• considered whether the consolidated entity's methodology for assessing impairment is in accordance with AASB 136: *Impairment of Assets*.
	• understanding the process that management undertakes to evaluate whether there are any indicators of impairment;
	• assessing and challenging the growth rate used in the forecast model, including comparing the growth rate in the industry;
	• assessing and challenging the discount rate applied in the forecast model;
	• testing, on a sample basis, the mathematical accuracy of the cash flow models;
	• agreeing inputs in the cash flow models to relevant data including approved budgets and latest forecasts; and
	• performing sensitivity analysis in relation to key assumptions including discount rate, growth rate and terminal value.
	
	In addition, as part of our procedures:
	• we assessed the Group's determination of Cash Generating Units (CGUs); and
	• we assessed the appropriateness of the disclosures including those relating to sensitivities in the assumptions used, included in Note 20.

Why significant	How our audit addressed the key audit matter
Refer to Notes 1, 9, 20 to the financial report for a description of the accounting policy, significant estimates and judgements applied, and other details in relation to intangible assets and impairment assessment.	

3. Valuation of investment in Triage Technologies Inc. ("Triage")

Why significant	How our audit addressed the key audit matter

As at 30 June 2023, the consolidated entity recorded the fair value of its investment in Triage as resulting in a fair value adjustment of $1,807,829.
 	
The consolidated entity engaged an independent valuation expert to determine the fair value of the investment in Triage.
 	
The valuation of the company's investment in Triage, an unlisted entity, is considered a Key Audit Matter due to:
• the significance of the balances to the financial statements;
• the valuation techniques applied to determine fair value of the investments require significant judgement, particularly where the valuation inputs to these models were not observable in the market. These judgements include:
  o forecast earnings;
  o forecast growth rates; and
  o an appropriate discount rate.
• the determination of the fair value hierarchy due to the degree of complexity and judgement applied in the determination of the valuation of the investment.
 	
Refer to Note 1 and Note 41 to the Financial Report for a description of the accounting policy, significant estimates and judgements applied, and other details in relation to investment in Triage.
	Our audit procedures included but were not limited to:
	• evaluating the competence, capability and objectivity of management's external expert and performing a review of their signed valuation report to understand the scope of their engagement and any limitations in the report; assessing the valuation methodologies applied and the integrity of the valuation models used by management's expert;
	• confirming the company's ownership interest in Triage directly with Triage management;
	• assessing the determination of where the investment sits in the fair value hierarchy;
	• evaluating the appropriateness of disclosures made in the Financial Report against the relevant accounting standards.

4. Valuation of share-based payments

Why significant	How our audit addressed the key audit matter
The company issued a number of options and shares to employees, directors and suppliers as payments of the services provided. These securities issued for services were all accounted for as share-based payments under AASB 2: *Share-based Payment*. Total share-based payment expense for the year, including share-based payments incurred on the business combinations, was $2,778,618 as detailed below:	Our audit procedures included but were not limited to: • Obtaining an understanding of the key terms and conditions of the options and shares issued by inspecting relevant supporting documentation; • Assessing the reasonableness of key inputs into the valuation model used by management; • Recalculating the estimated fair value of the

Equity Security	No. Issued	Fair Value
Performance Rights	500,000	$105,000
Options	2,500,000	$702,383
Shares	1,150,000	$117,600
Shares *	1,500,000	$180,000
Shares **	17,804,587	$1,673,631
Total	**23,454,587**	**$2,778,618**

* Shares issued on Vertica acquisition (Refer to Note 4)
** Shares issued on Wellteq acquisition (Refer to Note 4)
Shares issued on the business combination above were formed part of the carrying value of the investment in subsidiaries which eliminated in full at consolidation.

This is considered a key audit matter because:
1. The company valued the options using the Black Scholes model where inputs such as volatility and risk-free rate require judgement. The performance rights and shares were valued with reference to the ASX share price at the date at which they were granted.
2. The significance of the share-based payment expense to the company's financial performance and goodwill arose from the business combination.

Refer to Notes 1, 4, 29, 30 and 31 to the Financial Report for a description of the accounting policy, significant estimates and judgements applied, and other details in relation to share-based payments.

options using the Black Scholes option valuation methodology;
*   Testing the accuracy of the amortisation of share-based payments over the vesting period and the recording of an expense in the statement of profit or loss and an increment to the share-based payment reserve (options) or issued capital (shares); and
*   Reviewing the adequacy of the company's disclosures in respect of the accounting treatment of share-based payments in the financial statements, including the significant judgments involved, and the accounting policy adopted.

Other Information

The Directors are responsible for the other information. The other information comprises the information included in the consolidated entity's Annual Report, but does not include the Financial Report and our auditor's report thereon.

Our opinion on the Financial Report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Financial Report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Financial Report or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Directors' Responsibilities for the Financial Report

The Directors of the company are responsible for the preparation of the Financial Report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the Directors determine is necessary to enable the preparation of the Financial Report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the Financial Report, the Directors are responsible for assessing the consolidated entity's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the consolidated entity or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the Financial Report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Financial Report.

As part of an audit in accordance with Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Financial Report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the consolidated entity's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Directors.

- Conclude on the appropriateness of the Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the consolidated entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Financial Report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the consolidated entity to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the Financial Report, including the disclosures, and whether the Financial Report represents the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the consolidated entity to express an opinion on the Group Financial Report. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Directors, we determine those matters that were of most significance in the audit of the Financial Report of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on the Remuneration Report

We have audited the Remuneration Report included in the directors' report for the year ended 30 June 2023. The Directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of the consolidated entity for the year ended 30 June 2023 complies with section 300A of the *Corporations Act 2001*.

PKF

PKF BRISBANE AUDIT

LIAM MURPHY
PARTNER

BRISBANE
21 September 2023

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Shareholder information
30 June 2023

The shareholder information set out below was applicable as at **16 August 2023**.

Distribution of equitable securities
Analysis of number of equitable security holders by size of holding:

	Ordinary shares		
	Number of holders	**Securities Held**	**% of total shares issued**
1 to 1,000	1,469	810,873	0.37
1,001 to 5,000	1,449	3,857,467	1.77
5,001 to 10,000	540	4,165,988	1.91
10,001 to 100,000	680	21,865,184	10.05
100,001 and over	151	187,004,457	85.90
	4,289	217,703,969	100.00
Holding less than a marketable parcel	2,148	1,875,581	0.86

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Shareholder information
30 June 2023

Equity security holders

Twenty largest quoted equity security holders
The names of the twenty largest security holders of quoted equity securities are listed below:

	Ordinary shares	
	Number held	% of total shares issued
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	62,910,406	28.90
KATHERINE ELISABETH ISCOE	17,000,000	7.81
MAD SCIENTIST PTY LTD	16,900,000	7.76
CITICORP NOMINEES PTY LIMITED	9,240,593	4.24
MR NICHOLAS JOHN BLAIR PROSSER	7,015,036	3.22
TERENCE STUPPLE	4,250,000	1.95
FITLAB FUND MANAGEMENT LLC	4,000,000	1.84
COMPUTERSHARE INVESTOR SERVICE [UNEXCHANGED WELLTEQ SHOLDERS]	3,926,116	1.80
BNP PARIBAS NOMS PTY LTD UOBKH A/C R'MIERS [DRP]	2,047,381	0.94
IFM PTY LIMITED	2,014,959	0.93
PHEAKES PTY LTD	2,000,000	0.92
J15I PTE LTD (W E F 16/06/2017)	2,000,000	0.92
CELTIC CAPITAL PTY LTD	1,781,371	0.82
SEAZA PTY LTD [SMTM SHARE A/C]	1,610,000	0.74
MR ADRIAN ADDARIO	1,600,000	0.73
PHEAKES PTY LTD [SENATE A/C]	1,581,177	0.73
MS SOHEILA TAEBI	1,516,214	0.70
BNP PARIBAS NOMS PTY LTD [DRP]	1,508,935	0.69
MR JOHN ZACCARIA THE [ZACCARIA SHARE A/C]	1,500,000	0.69
TD WATERHOUSE CANADA INC	1,460,490	0.67
	145,862,678	67.00

Unquoted equity securities

Options over ordinary shares issued	**Number on issue**	**Number of holders**
Expiry 31 December 2023 at exercise price of $0.65	200,000	1
Expiry 19 October 2023 at exercise price of $1.60	4,246,958	71
Expiry 18 January 2025 at exercise price of $1.10	140,000	1
Expiry 7 February 2025 at exercise price of $1.50	700,000	1
Expiry 13 June 2025 at exercise price of $0.35	2,500,000	1

No of Performance Rights	Expiry Date	No of Holders
50,000	06/11/2026	1

Advanced Health Intelligence Ltd
(Formerly known as Advanced Human Imaging Ltd)
Shareholder information
30 June 2023

Substantial holders
Substantial holders in the Company are set out below:

	Ordinary shares	
	Number held	**% of total shares issued**
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	62,910,406	28.90
KATHERINE ELISABETH ISCOE	17,391,864	7.99
MAD SCIENTIST PTY LTD	16,900,000	7.76

Voting rights
The voting rights attached to ordinary shares are set out below:

Ordinary shares
In accordance with the Company's Constitution, voting rights in respect of Ordinary Shares are on a show of hands at a meeting of shareholders, whereby each member present in person or by proxy shall have one vote and upon a poll, each share will have one vote.

Unlisted Options and Performance Rights
Holders of unlisted options and performance rights shall have no right to vote on any resolutions proposed at a meeting of shareholders, unless and until the option or performance right is exercised and Ordinary Shares are held.

There are no other classes of equity securities.

Restricted securities

The Company has restricted securities as follows:

Class	**Expiry date**	**Number of shares**
Ordinary Shares (AHI)	5 August 2024	1,500,000